                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-87187
                              [LOGO OF ARTHROCARE]

                                1,190,000 Shares

                                  Common Stock

   ArthroCare Corporation is offering 1,190,000 shares of its common stock. ArthroCare's common stock is traded on the Nasdaq National Market under the symbol "ARTC." The last reported sale price of our common stock on the Nasdaq National Market on October 14, 1999 was $56.50 per share.

                             ---------------------

                 Investing in the common stock involves risks.
                    See "Risk Factors" beginning on page 7.

                             ---------------------

                                                          Per Share    Total
                                                          --------- -----------
Public Offering Price....................................  $56.00   $66,640,000
Underwriting Discounts and Commissions...................  $ 3.36   $ 3,998,400
Proceeds to ArthroCare...................................  $52.64   $62,641,600

   The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   ArthroCare has granted the underwriters a 30-day option to purchase up to an additional 178,500 shares of common stock to cover over-allotments.

                             ---------------------

Robertson Stephens                                      Bear, Stearns & Co. Inc.

                The date of this prospectus is October 15, 1999.

                               Inside Front Cover
                                  Center Photo

  Description: Arthrocare System 2000 - This photo shows our radio frequency controller unit in front of a three-control foot pedal which the surgeon uses to select power level and functionality. Attached to the front of the controller is a cable that supplies power to the disposable device, which is affixed to the other end of the cable. The device lies on top of the coiled cable. It consists of a plastic handle, shaft and the housing for the electrodes.

  Caption: Our Coblation(TM)-based soft-tissue surgical system consists of an assortment of disposable devices and a controller that supplies radio frequency energy to the disposable devices.

                                 Device Photos

  Fanned beneath the center photo are three disposable devices. From left to right they are the TurboVac, the Rejuvenation Stylet and the ENTec Plasma Scalpel.

TurboVac(TM)

  Description: The TurboVac shows the tip of the wand at a 90 degree angle to the shaft. The tip displays four pins which hold a five-hole screen through which loose tissue is suctioned.

  Caption: The TurboVac combines suction with ablation for rapid removal of soft tissue in arthroscopic surgery. Suction draws free floating tissue to the electrodes for disintegration and removal from the surgical area.

Cosmetic Surgery Stylet

  Description: A wide curved handle with a channel on the underside. The electrode array on the tip is a vertical array that protrudes about 1/8 inch from the tip. Above the electrode array is a small hole for saline delivery which is pumped through the channel in the handle.

  Caption: The cosmetic surgery stylet for dermatologic use is optimized for performing in a dry field surgical environment. Saline is delivered to the surface of the electrodes by way of a small tube in the handle of the device to a point above the electrode array.

ENTec(TM) Plasma Scalpel(TM)

  Description: A thin handle with a vertical array of electrodes at the tip. The tip curves about 35 degrees from the handle. There are channels both above and below the tip for saline delivery and suction.

  Caption: The ENTec Plasma Scalpel offers complete fluid management. The Plasma Scalpel provides both saline delivery and suction capability in conjunction with tissue removal and the sealing of bleeding vessels.

                           Caption at bottom of page

                                      The
                                [Coblation Logo]
                                    Company

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, "ArthroCare," "we," "us," and "our" refer to ArthroCare Corporation, a Delaware company (unless the context otherwise requires). Unless otherwise noted, the information in this prospectus assumes that the underwriters will not exercise their overallotment option.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   3
Risk Factors.............................................................   7
Special Note Regarding Forward-Looking Statements........................  18
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Price Range of Common Stock..............................................  20
Capitalization...........................................................  21
Dilution.................................................................  22
Selected Consolidated Financial Data.....................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  31
Management...............................................................  48
Principal Stockholders...................................................  50
Description of Capital Stock.............................................  52
Underwriting.............................................................  55
Legal Matters............................................................  57
Experts..................................................................  57
Where You Can Find More Information......................................  58
Index to Financial Statements............................................ F-1

                             ---------------------

   We own the ACCESS, AngioCare, ArthroCare, CAPSure, CAPSX, Coblation, CoVac, DisCoblator, ENTec, Eliminator, Hummingbird, LoPro, Microblator, Plasma Scalpel, Reflex, Saber, SpineWand, TurboVac trademarks. In addition, Visage is a registered trademark. This prospectus also includes trademarks owned by other companies.

                                    SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" and the consolidated financial statements and related notes, carefully before making an investment decision.

                                   ArthroCare

   We are a medical device company that develops, manufactures and markets products based on our patented Coblation(TM) technology. Our products allow surgeons to operate with increased precision and accuracy, limiting damage to surrounding tissue thereby reducing pain and speeding recovery for the patient. Our products operate at lower temperatures than traditional electrosurgical or laser surgery tools and enable surgeons to ablate or shrink soft tissue and to simultaneously seal bleeding vessels. Ablation is the disintegration or removal of tissue. Our soft-tissue surgery systems consist of a controller unit and an assortment of disposable devices that are specialized for specific types of surgery. We believe our Coblation technology can replace the multiple surgical tools traditionally used in soft-tissue surgery procedures with one multi-purpose surgical system.

   Coblation technology is applicable across many soft-tissue surgical markets. Our systems are used to perform many types of arthroscopic surgery. Our strategy includes applying our patented Coblation technology to a broad range of other soft-tissue surgical markets, including cosmetic surgery, ear, nose and throat, or ENT, surgery, spinal surgery and various cardiology applications. We have formed the following business units for commercialization of our technology in non-orthopedic markets: Visage(R), to commercialize our cosmetic surgery products for use in various cosmetic surgery procedures; ENTecTM, to commercialize our ENT surgery products for use in head and neck surgical procedures; and AngioCareTM, to commercialize our technology in the cardiac surgery and interventional cardiology markets.

   We have received 510(k) clearance from the Food and Drug Administration, the FDA, to market our Arthroscopic System for use in arthroscopic surgery of the knee, shoulder, ankle, elbow, wrist and hip, and our Arthroscopic System is CE marked for use in arthroscopic surgery. The CE Mark is a requirement to sell our products in most of Western Europe. Our Cosmetic Surgery System is CE marked for general dermatologic, skin resurfacing and wrinkle reduction procedures, and we have received 510(k) clearance for use of our Cosmetic Surgery System in general dermatologic procedures in the United States. We are pursuing additional clearances that will allow our cosmetic surgery products to be marketed in the United States specifically for skin resurfacing and wrinkle reduction. Our ENT surgery system is CE marked, and we have received 510(k) clearances for use of our ENT surgery system in general head, neck, oral and sinus surgery procedures in the United States. Our Spinal Surgery System is CE marked, and we have applied for 510(k) clearance in the United States to market this system for spinal surgery. We have received 510(k) clearance to market products based on Coblation technology for general surgery.

   We commercially introduced our Arthroscopic System in December 1995 and have derived substantially all of our sales from this system. As of July 3, 1999, we had shipped more than 5,000 controller units and more than 450,000 disposable devices for a variety of indications. We are marketing and selling our arthroscopic and ENT surgery products in the United States through a network of independent distributors supported by regional managers. We have more than 35 distributors representing more than 225 field sales representatives in the United States. We have also established distribution capability in Europe, Australia, New Zealand, Korea, Japan, Taiwan, Canada, Mexico, the Caribbean, Russia, South Africa, the Middle East, Northern Africa and South and Central America. In addition, we are marketing and selling our Spinal Surgery System internationally and are building our domestic distribution capabilities in this area in anticipation of 510(k) clearance. In order to market our spinal surgery products, we plan to utilize existing distributors, add new distributors that specialize in spinal surgery products and add additional regional managers both domestically and internationally. We have signed an exclusive worldwide distribution agreement with Collagen Aesthetics, Inc., which was recently acquired by Inamed Corporation, for our cosmetic surgery products. In addition, we have entered into a license agreement under which the SciMed division of Boston Scientific Corporation will develop, obtain regulatory approval for and market products based on Coblation technology for a specific application within cardiology.

   The following is a current list of our Coblation-based disposable devices:

                                                     Current
                                         Date of      # of
             Product Families          Introduction  models
             ----------------          ------------  -------
       Arthroscopy
         90 Degree
           Eliminator(TM)             June 1998          1
           LoPro(TM)                  April 1998         1
           90 degree                  August 1995        3

         Suction
           CoVac(TM)                  June 1998          2
           TurboVac(TM)               December 1998      1

         Shrinkage
           CAPSX(TM)                  March 1998         1
           CAPSure(TM)                June 1999          1

         Standard
           TurboBevel                 December 1996      3
           Saber(TM)                  June 1998          1
           Small Joint                December 1997      2
           TurboDome                  July 1996          5

       Spinal Surgery
           ACCESS(TM) SpineWand(TM)   September 1999     1
           DisCoblator(TM)            Pending            1

       Cosmetic Surgery
           Cosmetic surgery stylet    June 1998          2
           Plasma Scalpel(TM)         February 1999      1
           MicroElectrode Dissector   February 1999      1
           Microblator(TM)            June 1999          1

       Ear, Nose and Throat Surgery
           Hummingbird(TM)            March 1999         1
           Plasma Scalpel             March 1999         1
           Reflex(TM)                 June 1999          1

       General Surgery
           Plasma Scalpel GS          September 1999     1

   For information regarding the status of our regulatory approvals for our products, see the information under the heading "Government Regulation" in the section entitled "Business."

   We were incorporated in California on April 29, 1993 and were reincorporated in Delaware on November 22, 1995. Our principal executive offices are located at 595 North Pastoria Avenue, Sunnyvale, California 94086, and our telephone number is (408) 736-0224.

                                  The Offering

Common stock offered by ArthroCare........... 1,190,000 shares

Common stock to be outstanding after this     10,225,886 shares
 offering....................................

Use of proceeds.............................. We intend to use the net proceeds of this offering for
                                              commercialization and further
                                              development of our technology,
                                              including our spinal surgery
                                              products, and for corporate and
                                              other general purposes.

Dividend policy.............................. We intend to retain our earnings and we do not anticipate paying
                                              dividends on our common stock in
                                              the foreseeable future.

Risk factors................................. For a discussion of certain considerations relevant to an
                                              investment in our common stock,
                                              see "Risk Factors" on page 7.

Nasdaq National Market symbol................ ARTC

   The number of shares of common stock to be outstanding after this offering is based on the 9,035,886 shares outstanding as of July 3, 1999 and the 1,190,000 shares of common stock being sold by us in this offering and excludes:

  . 1,611,283 shares of common stock issuable upon exercise of options outstanding at July 3, 1999 at a weighted average exercise price of $11.89 per share;

  . warrants to purchase 80,000 shares of our common stock at a purchase price of $12.00 per share and warrants to purchase 40,000 shares of our common stock at a purchase price of $14.00 per share; and

  . any shares of common stock that may be sold by us to the underwriters pursuant to the over-allotment option.

                            Recent Operating Results

   On October 7, 1999, we announced operating results for the quarter ended October 2, 1999. Total revenue for the third quarter of 1999 was $12.3 million, an increase of 78% over total revenue of $6.9 million reported for the comparable period of 1998. In addition, we reported net income of $1.2 million, or diluted net income per common share of $0.12 for the third quarter of 1999, compared to a net loss of $1.1 million, or diluted net loss per common share of $(0.12), for the comparable period in 1998. For the nine-month period ended October 2, 1999, we reported product sales of $30.7 million and total revenue of $34.2 million. In the comparable period of 1998, product sales and total revenue were $17.3 million and $20.1 million, respectively. Net income was $2.7 million, or diluted net income per common share of $0.28, for the first nine months of 1999, compared with a net loss of $1.9 million, or diluted net loss per common share of $(0.22), in the first nine months of 1998.

                      Summary Consolidated Financial Data

   In the table below, we provide you with our summary historical financial data. We have prepared this information using the consolidated financial statements for the three years ended January 2, 1999 and the six-month periods ended July 3, 1999 and July 4, 1998. The consolidated financial statements for the three years ended January 2, 1999 have been audited. The consolidated financial statements for the six-month periods ended July 3, 1999 and July 4, 1998 have not been audited.

   When you read this summary historical financial data, it is important that you read it along with the historical consolidated financial statements and related notes in our annual and interim consolidated financial statements included and incorporated by reference in this prospectus, as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                       Year Ended             Six Months Ended
                           ---------------------------------- ------------------
                           December 28, January 3, January 2, July 4,   July 3,
                               1996        1998       1999      1998      1999
                           ------------ ---------- ---------- --------  --------
                                  (in thousands, except per share data)
Statements of Operations
 Data:
Revenues:
 Product sales...........    $ 6,022     $12,796    $24,624   $ 10,544  $ 19,177
 License fees and
  royalties..............         --          --      3,292      2,625     2,750
                             -------     -------    -------   --------  --------
 Total revenues..........      6,022      12,796     27,916     13,169    21,927
Cost of product sales....      5,242       8,495     12,368      5,995     8,186
                             -------     -------    -------   --------  --------
 Gross profit............        780       4,301     15,548      7,174    13,741
                             -------     -------    -------   --------  --------
Operating expenses:
 Research and
  development............      3,772       4,026      4,355      2,140     2,176
 Sales and marketing.....      3,635       6,263     10,495      4,538     7,146
 General and
  administrative.........      2,582       3,112      3,775      1,924     3,028
                             -------     -------    -------   --------  --------
 Total operating
  expenses...............      9,989      13,401     18,625      8,602    12,350
                             -------     -------    -------   --------  --------
Income (loss) from
 operations..............     (9,209)     (9,100)    (3,077)    (1,428)    1,391
Interest income and
 other, net..............      1,505       1,413        937        587       215
                             -------     -------    -------   --------  --------
Income (loss) before
 taxes...................     (7,704)     (7,687)    (2,140)      (841)    1,606
Income tax provision.....          1           1          1         --        65
                             -------     -------    -------   --------  --------
 Net income (loss).......    $(7,705)    $(7,688)   $(2,141)  $   (841) $  1,541
                             =======     =======    =======   ========  ========
Basic net income (loss)
 per common share........    $ (0.97)    $ (0.87)   $ (0.24)  $  (0.09) $   0.17
                             =======     =======    =======   ========  ========
Diluted net income (loss)
 per common share........    $ (0.97)    $ (0.87)   $ (0.24)  $  (0.09) $   0.16
                             =======     =======    =======   ========  ========
Shares used in computing
 basic net income (loss)
 per common share........      7,936       8,813      8,926      8,902     8,973
                             =======     =======    =======   ========  ========
Shares used in computing
 diluted net income
 (loss) per common
 share...................      7,936       8,813      8,926      8,902     9,547
                             =======     =======    =======   ========  ========

                                                             July 3, 1999
                                                        ----------------------
                                                        Actual  As Adjusted(1)
                                                        ------- --------------
                                                            (in thousands)
Balance Sheet Data:
Cash, cash equivalents and available-for-sale
 securities............................................ $ 7,147    $69,289
Working capital........................................  17,628     79,770
Total assets...........................................  29,764     91,906
Capital lease obligations, non-current.................     117        117
Total stockholders' equity.............................  24,576     86,718

--------
(1) As adjusted to reflect receipt of the estimated net proceeds from the sale of 1,190,000 shares of common stock at an offering price of $56.00 per share after deducting the underwriters' discounts and commissions and estimated offering expenses. Actual proceeds and the actual number of shares sold may differ.

                                  RISK FACTORS

   Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects would likely be materially adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

We Are Dependent Upon Our Arthroscopic System

   We commercially introduced our Arthroscopic System in December 1995. Since our Arthroscopic System accounts for substantially all of our product sales, we are highly dependent on its sales. Our spinal surgery, cosmetic surgery, and ENT surgery products have only recently become available, and to date, we have sold only a small number of units. We cannot assure you that we will be able to continue to manufacture arthroscopy products in commercial quantities at acceptable costs, or that we will be able to continue to market such products successfully.

   To achieve increasing disposable device sales over time, we believe we must continue to penetrate the market in knee procedures, expand physicians' education with respect to Coblation technology and continue working on new product development efforts specifically for knee applications. Furthermore, in order to maintain and increase current market penetration we must be aggressive in increasing our installed base of controllers to generate increased disposable device revenue. To date, we have placed our arthroscopic controllers at substantial discounts in order to stimulate demand for our disposable devices.

   We believe that surgeons will not use our products unless they determine, based on experience, clinical data and other factors, that these systems are an attractive alternative to conventional means of tissue ablation. There are only a few independently published clinical reports and limited long-term clinical follow-up to support the marketing efforts for our Arthroscopic System. We believe that continued recommendations and endorsements by influential arthroscopic surgeons are essential for market acceptance of our Arthroscopic System. If our Coblation technology does not continue to receive endorsement by influential surgeons or our long-term data does not support our current claims of efficacy, our business, financial condition, results of operations and future growth prospects could be materially adversely affected.

Commercial Success of Our Non-Arthroscopic Products Is Uncertain

   We have developed several new applications for our Coblation technology in spinal surgery, cosmetic surgery and ENT surgery. Additionally we have established a program to explore the application of our Coblation technology in various areas within cardiology. Our products for these non-arthroscopic indications are in various stages of commercialization and development, and we may be required to undertake time-consuming and costly commercialization, development and additional regulatory approval activities. We are awaiting 510(k) clearance in the United States to market our Spinal Surgery System specifically for use in spinal surgery and to market our Cosmetic Surgery System specifically for skin resurfacing and wrinkle reduction. If we do not receive these clearances we will be unable to market these products for these specific indications and our business, financial condition, results of operations and future growth prospects could be materially adversely affected. We cannot assure you that product development will ever be successfully completed, that regulatory clearances or approvals, if applied for, will be granted by the FDA or foreign regulatory authorities on a timely basis, if at all, or that the products will ever achieve commercial acceptance.

   We may have to make a significant investment in additional preclinical and clinical testing, regulatory, physician training and sales and marketing activities to further develop and commercialize the spinal surgery, cosmetic surgery, ENT surgery and cardiology product lines. Although we believe that these products offer certain advantages, we cannot assure you that these advantages will be realized, or if realized, that these products will result in any meaningful benefits to physicians or patients.

   Development and commercialization of our current and future non-arthroscopic products are subject to the risks of failure inherent in the development of new medical devices. These risks include the following:

  . that such products will not be easy to use, will require extensive training or will not be cost-effective;

  . that we will experience delays in testing or marketing;

  . that such testing or marketing will result in unplanned expenditures or in expenditures above those anticipated by us;

  . that our products will not be proven safe or effective;

  . that third parties will develop and market superior or equivalent products;

  . that such products will fail to receive necessary regulatory clearances or approvals;

  . that such products will be difficult or uneconomical to manufacture on a commercial scale; and

  . that proprietary rights of third parties will preclude us and our collaborative partners from marketing such products.

   In addition, the success of our non-arthroscopic products will depend on their adoption as alternatives to conventional means of tissue ablation. Clinical experience and follow-up data for our non-arthroscopic indications are limited, and we have sold only a small number of units to date. We believe that recommendations and endorsement of influential physicians are essential for market acceptance of our products.

   For information regarding the status of our regulatory approvals for our products, see the information under the heading "Government Regulation" in the section entitled "Business."

We Have Limited Marketing and Sales Experience

   We currently have limited experience in marketing and selling our products. To the extent that we have established or will enter into distribution arrangements for the sale of our products, we are and will be dependent upon the efforts of third parties. We are marketing and selling our arthroscopic surgery and ENT surgery product lines in the United States through a network of independent distributors supported by regional sales managers and a small direct sales force. These distributors sell arthroscopy and ENT surgery devices for a number of other manufacturers. In addition, we are marketing and selling our Spinal Surgery System internationally and are building our domestic distribution capabilities in this area in anticipation of 510(k) clearance. In order to market our spinal surgery products, we plan to utilize existing distributors, add new distributors that specialize in spinal surgery products and add additional regional managers, both domestically and internationally. We cannot assure you that these distributors will commit the necessary resources to effectively market and sell our arthroscopic surgery, spinal surgery or ENT surgery product lines, or that they will be successful in selling our products.

   We have recently established a marketing presence in various countries and we cannot assure you that these newly established operations will be successful. In order to successfully market our products internationally, we will need to address many issues with which we have little or no experience, including the securing of necessary regulatory approvals in international markets and the potential reuse of our disposable devices by our customers. Even if we are able to successfully deal with these issues, we cannot assure you that we will be able to establish successful distribution capabilities internationally or receive favorable pricing for our products. In addition, we may face currency exchange risks as part of our international expansion. To the extent our marketing and sales efforts are unsuccessful, our business, financial condition, results of operations and future growth prospects may be materially adversely affected.

We Have Limited Manufacturing Experience

   To be successful, we must manufacture our products in commercial quantities in compliance with regulatory requirements at acceptable costs. At the present time, we have limited manufacturing experience. Our manufacturing operations consist of an in-house assembly operation for the manufacture of disposable devices and controllers. We currently produce 32 models of disposable devices utilizing different functionalities, including suction and fluid management. As we increase the number of product designs for our disposable devices, the complexity of our manufacturing processes will increase. We manufacture three different controller models. Although the manufacturing processes for the controllers designed to date are substantially the same, we cannot be certain that we will be able to continue to manufacture these controllers without additional expense and capabilities. We could also encounter difficulties in manufacturing our current or future products which could reduce yields, result in supply disruptions and adversely affect our gross margins. If we have delays in manufacturing, we will not have adequate finished inventory to meet our needs. If our quality assurance programs do not continue to meet the demands of the complexity and capacity of the products we manufacture, we may experience product returns.

We Are Dependent on Key Suppliers

   We depend on several sole source suppliers for some of our product components, including one component that we include in substantially all of our disposable devices. If the supply of materials from a sole source supplier were interrupted, replacement or alternative sources might not be readily obtainable due to the regulatory requirements applicable to our manufacturing operations. In addition, a new or supplemental filing with applicable regulatory authorities may require clearance prior to our marketing a product containing new material. This clearance process may take a substantial period of time and we cannot assure you that we would be able to obtain the necessary regulatory approval for the new material to be used in our products on a timely basis, if at all. This could create supply disruptions that would materially adversely affect our business, financial condition, results of operations and future growth prospects.

   In addition, we use a single subcontractor to sterilize the disposable devices. We cannot assure you that we can identify and qualify an alternate sterilizer. Our inability to secure an alternative sterilizer, if required, would limit our ability to manufacture disposable devices and could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

Our Operating Results Will Fluctuate

   We have experienced significant operating losses since inception and, as of July 3, 1999, we had an accumulated deficit of $25.9 million. Results of operations may fluctuate significantly from quarter to quarter due to many factors, including the following:

  . the introduction of new product lines;

  . increased penetration in existing applications;

  . product returns;

  . achievement of research and development milestones;

  . the amount and timing of receipt and recognition of license fees;

  . manufacturing or supply disruptions;

  . timing of expenditures;

  . absence of a backlog of orders;

  . receipt of necessary regulatory approvals;

  . the level of market acceptance for our products;

  . timing of the receipt of orders and product shipments; and

  . promotional programs for our products.

   We cannot assure you that future quarterly fluctuations will not adversely affect our business, financial condition, results of operations or future growth prospects. Our revenues and profitability will be critically dependent on whether or not we can successfully continue to market our Coblation-based technology product lines. We cannot assure you that we will maintain or increase our revenues or level of profitability.

We Face Intense Competition

   The markets for our current and potential products are intensely competitive. These markets include arthroscopy, spinal surgery, ENT surgery, cosmetic surgery, and cardiology. We cannot assure you that other companies will not succeed in developing technologies and products that are more effective than ours or that would render our technology or products obsolete or uncompetitive in these markets.

   In arthroscopy, we compete against companies such as Johnson & Johnson, Smith & Nephew, Inc., Conmed Corporation, Stryker Corp. and Oratec Interventions, Inc. which market products to remove or shrink tissue. Specifically, Johnson & Johnson is currently marketing worldwide a bipolar electrosurgical system for tissue ablation. We are also aware of additional competitors that may commercialize products using technology similar to ours. In spinal surgery, we compete against companies which market products to remove tissue and treat spinal disorders. In ENT surgery, we compete against companies that offer manual instruments, such as Smith & Nephew, Inc., Stryker Corp., Conmed Corporation, and Xomed Surgical Products, Inc., which was recently acquired by Medtronic, Inc. In addition, we compete with companies that develop and market lasers for various ENT surgery applications, including ESC Medical Systems Ltd. Smaller companies, including Somnus Medical Technologies Inc., Elmed Inc. and Ellman International, Inc. also sell medical devices for the treatment of various ENT disorders including snoring and obstructive sleep apnea. In cosmetic surgery, we compete against companies such as Coherent Medical Group, and ESC Medical Systems Ltd. which market lasers for use in this field. In addition, other large companies manufacture and sell medical devices that use radio frequency energy for certain applications in dermatology and cosmetic surgery. In cardiology, we may compete with companies which use lasers to treat cardiovascular disease. Other approaches to alleviating cardiovascular disease, including drugs or other surgical approaches, may also be competitive.

   Many of our competitors have significantly greater financial, manufacturing, marketing, distribution and technical resources than we do. Some of these companies offer broad product lines that they may offer as a single package and frequently offer significant discounts as a competitive tactic. For example, in order to compete successfully, we anticipate that we may have to continue to offer substantial discounts on our controllers in order to increase demand for our disposable devices, and that this competition could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. Furthermore, some of our competitors utilize purchasing contracts that link discounts on the purchase of one product to purchases of other products in their broad product lines. Many of the hospitals in the United States have purchasing contracts with our competitors. Accordingly, customers may be dissuaded from purchasing our products rather than the products of these competitors to the extent the purchase would cause them to lose discounts on products.

We Face Uncertainty Over Reimbursement

   Failure by physicians, hospitals and other users of our products to obtain sufficient reimbursement from health care payors for procedures in which our products are used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures would have a material adverse effect on our business, financial condition, results of operations and future growth prospects. Reimbursement for arthroscopic, spinal surgery and ENT surgery procedures performed using devices that have received FDA approval has generally been available in the United States. Typically, cosmetic surgery procedures are not reimbursed.

   We are unable to predict what changes will be made in the reimbursement methods used by third-party health care payors. In addition, some health care providers are moving toward a managed care system in which providers contract to provide comprehensive health care for a fixed cost per person. Managed care providers are attempting to control the cost of health care by authorizing fewer elective surgical procedures. We anticipate that in a prospective payment system, such as the diagnosis related group system utilized by Medicare, and in many managed care systems used by private health care payors, the cost of our products will be incorporated into the overall cost of the procedure and that there will be no separate, additional reimbursement for our products. We anticipate that hospital administrators and physicians will justify the use of our products by the apparent cost savings and clinical benefits that we believe will be derived from the use of our products. However, we cannot assure you that this will be the case.

   If we obtain the necessary international regulatory approvals, market acceptance of our products in international markets would be dependent, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country and include both government-sponsored health care and private insurance. We intend to seek international reimbursement approvals, although we cannot assure you that any such approvals will be obtained in a timely manner, if at all.

Our Business Depends on Attracting and Retaining Collaborators and Licensors

   In order to successfully develop and commercialize certain products, we may enter into collaborative or licensing arrangements with medical device companies and other entities to fund and complete our research and development activities, pre-clinical and clinical testing, manufacturing, regulatory approval activities and to achieve successful commercialization of future products. We have signed an exclusive, worldwide distribution agreement with Collagen Aesthetics, Inc. for our cosmetic surgery products. We have also entered into a license agreement under which Boston Scientific Corporation will help develop, obtain regulatory approval for and market products based on our Coblation technology for myocardial revascularization procedures. See the information under the heading "Collaborative Arrangements" in the section entitled "Business" for a discussion of these arrangements.

   Our participation in collaborative and licensing arrangements with third parties subjects us to a number of risks. Collaborative partners typically have significant discretion in electing whether to pursue any of the planned activities. We cannot control the amount and timing of resources our collaborative partners may devote to our products, and we cannot assure you that our partners will perform their obligations as expected. Business combinations or significant changes in a corporate partner's business strategy may adversely affect that partner's ability to meet its obligations under the arrangements. For example, Collagen Aesthetics, Inc. was recently acquired by Inamed Corporation. If a collaborative partner were to terminate or breach its agreement with us, or otherwise fail to complete its obligations in a timely manner, our business, financial condition, results of operations and prospects would be materially adversely affected. To the extent that we are not able to establish further collaborative arrangements or that any or all of our existing collaborative arrangements are terminated, we would be required to seek new collaborative arrangements or to undertake commercialization at our own expense, which could significantly increase our capital requirements, place additional strain on our human resource requirements and limit the number of products which we would be able to develop and commercialize. In addition, we cannot assure you that our existing and future collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors.

   We cannot assure you that disputes will not arise in the future with respect to the ownership of rights to any technology or products developed with any collaborative partner. Lengthy negotiations with potential new collaborative partners or disagreements between established collaborative partners and us could lead to delays in or termination of the research, development or commercialization of certain products or result in litigation or arbitration that would be time consuming and expensive. Failure by any collaborative partner to commercialize successfully any product candidate to which it has obtained rights from us, or the decision by a collaborative partner to pursue alternative technologies or commercialize or develop alternative products, either on its own or in collaboration with others, could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

We May Be Unable to Effectively Protect Our Intellectual Property

   Our ability to compete effectively depends in part on developing and maintaining the proprietary aspects of our Coblation technology. We believe that our issued patents are directed at, among other things, the core technology used in our soft-tissue surgery systems, including both multi-electrode and single electrode configurations of our disposable devices, as well as the use of Coblation technology in specific surgical procedures.

   We cannot assure you that the patents we have obtained, or any patents we may obtain as a result of our pending U.S. or international patent applications, will provide any competitive advantages for our products. We also cannot assure you that those patents will not be successfully challenged, invalidated or circumvented in the future. In addition, we cannot assure you that competitors, many of which have substantial resources and have made substantial investments in competing technologies, have not already applied for or obtained, or will not seek to apply for and obtain, patents that will prevent, limit or interfere with our ability to make, use and sell our products either in the United States or in international markets. Patent applications are maintained in secrecy for a period after filing. We may not be aware of all of the patents and patent applications potentially adverse to our interests.

   A number of medical device and other companies and universities and research institutions have filed patent applications or have issued patents relating to monopolar and/or bipolar electrosurgical methods and apparatus. We have received, and we may receive in the future, notifications of potential conflicts of existing patents, pending patent applications or challenges to the validity of existing patents. In addition, we have become aware of, and may become aware of in the future, patent applications and issued patents that relate to our products and/or the surgical applications and issued patents and, in some cases, have obtained internal and/or external opinions of counsel regarding the relevance of certain issued patents to our products. We do not believe that our products currently infringe any valid and enforceable claims of the issued patents that we have reviewed. However, if third-party patents or patent applications contain claims infringed by our technology and such claims are ultimately determined to be valid, we may not be able to obtain licenses to those patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology. Our inability to do either would have a material adverse effect on our business, financial condition, results of operations and prospects. We cannot assure you that we will not have to defend ourselves in court against allegations of infringement of third-party patents, or that such defense would be successful.

   In addition to patents, we rely on trade secrets and proprietary know-how, which we seek to protect, in part, through confidentiality and proprietary information agreements. We require our key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. These agreements generally provide that all confidential information, developed or made known to the individual during the course of the individual's relationship with us, is to be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. We cannot assure you that employees will not breach such agreements, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known to or be independently developed by competitors.

We May Become Subject to Patent Litigation

   The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. We cannot assure you that we will not become subject to patent infringement claims or litigation or interference proceedings declared by the United States Patent and

Trademark Office, the USPTO, to determine the priority of inventions. On February 13, 1998, we filed a lawsuit against Ethicon, Inc., Mitek Surgical Products, a division of Ethicon, Inc., and GyneCare, Inc. alleging, among other things, infringement of several of our patents. The parties subsequently settled this lawsuit. Under the terms of the settlement, Ethicon, Inc. has licensed our U.S. patents for current products in the arthroscopy and gynecology markets. The settlement agreement also established a procedure for resolution of certain potential intellectual property disputes in these two markets without litigation.

   Defending and prosecuting intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are costly and time-consuming. Further litigation may be necessary to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings will be costly and will result in significant diversion of effort by technical and management personnel. An adverse determination in any of the litigation or interference proceedings to which we may become a party could subject us to significant liabilities to third parties, require us to license disputed rights from third parties or require us to cease using such technology, which would have a material adverse effect on our business, financial condition, results of operations and future growth prospects. Patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, and could include ongoing royalties. We cannot assure you that we can obtain the necessary licenses on satisfactory terms, if at all.

The Market Price of Our Stock May Be Highly Volatile

   Within the last 12 months our common stock has traded between a range of $11.25 and $69.25 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

  . quarterly fluctuations in results of our operations;

  . our ability to successfully commercialize our products;

  . announcements regarding results of regulatory approval filings, clinical studies or other testing, technological innovations or new commercial products by us or our competitors;

  . developments concerning government regulations, proprietary rights or public concern as to the safety of technology;

  . the execution of new collaborative agreements and material changes in our relationships with our business partners;

  . market reaction to acquisitions and trends in sales, marketing, and research and development;

  . changes in earnings estimates by analysts;

  . sales of common stock by existing stockholders; and

  . economic and political conditions.

   The market price for our common stock may also be affected by our ability to meet analysts' expectations. Any failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against the company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business, results of operations and financial condition. See "Price Range of Common Stock" and "Dividend Policy."

We Are Involved In A Number Of Legal Proceedings

   We are currently involved in ongoing litigation. In June 1998, we announced that we had entered into an exclusive worldwide marketing and distribution agreement with Xomed Surgical Products for our products in the ENT surgery market. On February 4, 1999, Xomed filed a complaint against us alleging breach of contract. On February 5, 1999, we terminated this agreement. In a separate action, California Medical, Inc. filed a complaint in California state court against us on February 4, 1999 alleging breach of contract, interference with contractual and economic relations, trade libel, misappropriation of trade secrets, misrepresentation and unfair competition. California Medical is a former distributor of our products in Northern California. As a result of a hearing on our motion to dismiss, California Medical, Inc. filed an amended complaint on August 9, 1999, in which they dropped the causes of action alleging misrepresentation. In another action, on March 24, 1999, one of our former employees filed a complaint of action for sexual harassment. If these legal proceedings are adversely adjudicated or settled, they could have a material adverse effect on our financial condition, results of operations and future growth prospects. The defense of these actions is expensive and may divert management's attention from our core business.

We Must Obtain Governmental Clearances Or Approvals Before We Can Sell Our Products; We Must Continue To Comply With Applicable Laws and Regulations

 United States

   Our products are considered medical devices and are subject to extensive regulation in the United States. We must obtain premarket clearance or approval by the FDA for each of our products and indications before they can be commercialized. FDA regulations are wide ranging and govern, among other things:

  . product design and development;

  . product testing;

  . product labeling;

  . product storage;

  . premarket clearance or approval;

  . advertising and promotion; and

  . product sales and distribution.

   Noncompliance with applicable regulatory requirements can result in enforcement action, which may include:

  . warning letters;

  . fines, injunctions and civil penalties against us;

  . recall or seizure of our products;

  . operating restrictions, partial suspension or total shutdown of our production;

  . refusing our requests for premarket clearance or approval of new products;

  . withdrawing product approvals already granted; and

  . criminal prosecution.

   Unless an exemption applies, before we can introduce a new medical device into the United States market, we must obtain FDA clearance of a 510(k) premarket notification or approval of a premarket approval application, or PMA application. If we can establish that our device is "substantially equivalent" to a "predicate device," i.e., a legally marketed Class I or Class II device or a preamendment Class III device (i.e., one that was in commercial distribution before May 28, 1976) for which the FDA has not called for PMAs, we may seek clearance from the FDA to market the device by submitting a 510(k) premarket notification. The 510(k) premarket notification will need to be supported by appropriate data, including, in some cases, clinical data, establishing the claim of substantial equivalence to the satisfaction of the FDA.

   We have received 510(k) clearance to market our Arthroscopic System for surgery of the knee, shoulder, elbow, wrist, hip and ankle joints. We have submitted requests for 510(k) clearance in the United States to market our Spinal Surgery System. In addition, we have received 510(k) clearance to market our Cosmetic Surgery System in general dermatology procedures. We are also pursuing additional clearances that will allow us to market our cosmetic surgery products for skin resurfacing and wrinkle reduction. We have received 510(k) clearance to market the ENT surgery system in general head and neck surgical procedures, as well as minimally-invasive sinus surgery. We cannot assure you that we will be able to obtain necessary clearances or approvals to market any other products, or existing products for new intended uses, on a timely basis, if at all. Delays in receipt or failure to receive clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

   After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in the intended use of the device, requires a new 510(k) clearance. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to submit a premarket notification requesting 510(k) clearance. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance is obtained. We have modified some of our marketed devices, but have determined that, in our view, new 510(k) clearances are not required. No assurance can be given that the FDA would agree with any of our decisions not to seek 510(k) clearance. If the FDA requires us to seek 510(k) clearance for any modification, the FDA also may require us to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance.

   If we cannot establish that a proposed device is substantially equivalent to a legally marketed device, we must seek premarket approval through submission of a PMA application. A PMA application must be supported by extensive data, including, in many instances, preclinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. If necessary, we will file a PMA application for approval to sell our potential products. The PMA process can be expensive, uncertain and lengthy. We cannot assure you that we will be able to obtain PMA approvals on a timely basis, if at all, and delays in receipt or failure to receive approvals, could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

   We are also required to demonstrate and maintain compliance with the Quality System Regulation, or QSR. The QSR incorporates the requirements of Good Manufacturing Practice and relates to product design, testing, and manufacturing quality assurance, as well as the maintenance of records and documentation. The FDA enforces the QSR through inspections. We cannot assure you that we or our key component suppliers are or will continue to be in compliance, will not encounter any manufacturing difficulties, or that we or any of our subcontractors or key component suppliers will be able to maintain compliance with regulatory requirements. Failure to do so will have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

   We may not promote or advertise our products for uses not within the scope of our clearances or approvals or make unsupported safety and effectiveness claims. These determinations can be subjective. We cannot assure you that the FDA would agree that all of our promotional claims are permissible or that the FDA will not require us to revise our promotional claims or take enforcement action against us based upon our labeling and promotional materials.

 International

   International sales of our products are subject to strict regulatory requirements. The regulatory review process varies from country to country. We have obtained regulatory clearance to market the Arthroscopic System in Europe, Japan, Australia, Taiwan, Korea, Canada and Mexico, to market our cosmetic surgery products in Europe and Canada and to market our ENT surgery products and our spinal surgery products in Europe, but we have not obtained any other international regulatory approvals in other international markets. We cannot assure you that we will obtain such clearances and approvals on a timely basis, or at all.

   For European distribution, we have received ISO 9001/EN46001 certification and the EC Certificate pursuant to the European Union Medical Device Directive 93/42/EEC, allowing us to CE mark our products after assembling appropriate documentation. ISO 9001/EN46001 certification standards for quality operations have been developed to ensure that companies know the standards of quality on a worldwide basis. Failure to maintain the CE Mark will preclude us from selling our products in Europe. We cannot assure you that we will be successful in maintaining certification requirements.

We Face Product Liability Risks and May Not Be Able to Obtain Adequate
Insurance

   The development, manufacture and sale of medical products involves significant risk of product liability claims. Our current product liability insurance coverage limits are $7.0 million per occurrence and $7.0 million in the aggregate. We cannot assure you that such coverage limits are adequate to protect us from any liabilities we might incur in connection with the development, manufacture and sale of our products. In addition, we may require increased product liability coverage as potential products are successfully commercialized. Product liability insurance is expensive and may not be available to us in the future on acceptable terms, if at all. We have not received any product liability claims to date. However, a successful product liability claim or series of claims brought against us in excess of our insurance coverage could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

We May Be Unable to Attract and Retain Personnel

   We are dependent upon a number of key management and technical personnel. The loss of the services of one or more key employees or consultants could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. Our success will also depend on our ability to attract and retain additional highly qualified management and technical personnel. We face intense competition for qualified personnel, many of whom are often subject to competing employment offers, and we cannot assure you we will be able to attract and retain such personnel. Furthermore, our scientific advisory board members are all otherwise employed on a full-time basis. As a result, the scientific advisory board members are not available to devote their full time or attention to our business.

Delaware Law, Provisions in Our Charter and Our Stockholder Rights Plan Could Make the Acquisition of Our Company By Another Company More Difficult

   Our stockholder rights plan and certain provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. This could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Some provisions of our certificate of incorporation and bylaws allow us to issue preferred stock without any vote or further action by the stockholders, to eliminate the right of stockholders to act by written consent without a meeting, to specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings, and to eliminate cumulative voting in the election of directors. Some provisions of Delaware law applicable to us could also delay or make more difficult a merger, tender offer or proxy contest involving us, including Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. Our stockholder rights plan, the possible issuance of preferred stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of ArthroCare, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. For a description of our certificate of incorporation, bylaws and stockholder rights plan, see "Description of Capital Stock."

Future Sales By Current Stockholders Could Cause Our Common Stock Price to
Decline

   The market price of our common stock could decline as a result of sales of a large number of shares in the market after this offering or the perception that such sales could occur. These sales could also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate to raise funds through future offerings of common stock.

We Face Uncertainty With Year 2000 Compliance

   We rely on computers and computer software to run our business, as do our vendors, suppliers and customers. These computers and this computer software may not be able to properly recognize the dates commencing in the Year 2000. We have assigned a task force to handle the significant uncertainty that exists concerning the potential effects associated with Year 2000 compliance. The task force has formulated and begun to implement a plan to address Year 2000 compliance including the formulation of contingency plans. To date, we have not found a material impact that may result from the failure of our computers and computer software or that of our vendors, suppliers, and customers to recognize dates. We have completed an upgrade of our information technology system including our financial system, order processing, manufacturing and inventory system which included Year 2000 compliance. We have not yet completed the steps to quantify the effects of noncompliance of our customers, suppliers and/or our service providers. Our goal is to complete all phases of our review and be Year 2000 compliant by December 1999.

   Any Year 2000 compliance problem affecting us, our suppliers, our service providers or our customers could result in a material adverse effect on our financial condition, results of operations and future growth prospects. We cannot assure you that further assessment of our suppliers, data processing systems or contingency plans will address all issues of Year 2000 compliance.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some statements contained in this prospectus including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar meaning, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others:

  . our inability to manage our growth and successfully launch our products and expand in new and existing markets;

  . market acceptance of, and the level of demand for, our products;

  . compliance with government standards and the obtaining of necessary approvals;

  . changes in general economic and business conditions;

  . changes in our business strategies; and

  . other factors referenced in this prospectus.

   Some of these factors are discussed in more detail elsewhere in this prospectus, including, without limitation, under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, you should not place undue reliance on forward-looking statements. We disclaim any obligation to update any of these factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of the 1,190,000 shares of common stock offered in this sale at a public offering price of $56.00 per share are estimated to be approximately $62.1 million ($71.5 million assuming the underwriter's over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

   We anticipate using the net proceeds from this offering as follows: approximately $15.0 million for sales, marketing and development efforts associated with the commercialization of our spinal surgery product line and the balance to fund the development, commercialization and associated working capital requirements of applying our Coblation technology to a broad range of other soft-tissue markets and for corporate and other general purposes.

   Although we expect to incur expenditures for the above-mentioned activities, we have not made specific allocations of the offering proceeds. Further, we cannot assure you that commercial introduction of the spinal surgery products will be successfully completed or that we will not exceed current spending expectations. Although we may use a portion of the net proceeds to acquire new products or technologies from others as well as to continue enforcing our patent position, we currently do not have specific plans or commitments in this regard. The amount and timing of our expenditures may vary depending upon numerous factors, including market acceptance of our current and future products, the timing of regulatory actions on our products and results of clinical trials. Pending uses such as these, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared nor paid cash dividends on our capital stock. We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our loan and security agreement prohibits the payment of dividends without the consent of the lender.

                          PRICE RANGE OF COMMON STOCK

   Our common stock has been listed on the Nasdaq National Market since February 1996. The trading symbol for our common stock is "ARTC." The following table sets forth, for the periods indicated, the high and low closing prices for the common stock as reported on the Nasdaq National Market:

                                                                 High     Low
                                                                ------- -------
   Year Ended January 3, 1998:
     First Quarter............................................. $10.625 $ 5.500
     Second Quarter............................................   9.500   5.500
     Third Quarter.............................................  14.750   8.625
     Fourth Quarter............................................  13.563   9.500

   Year Ended January 2, 1999:
     First Quarter............................................. $15.375 $10.375
     Second Quarter............................................  18.625  13.750
     Third Quarter.............................................  22.250  12.000
     Fourth Quarter............................................  21.750  11.250

   Year Ending January 1, 2000:
     First Quarter............................................. $21.000 $13.500
     Second Quarter............................................  22.125  14.940
     Third Quarter.............................................  58.875  24.310
     Fourth Quarter (through October 14, 1999).................  66.500  53.000

   The last sale price of the common stock on the Nasdaq National Market on October 14, 1999 was $56.50 per share. As of October 13, 1999, we had 185 stockholders of record.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of July 3, 1999 on an actual basis and as adjusted to give effect to the estimated net proceeds from the sale of 1,190,000 shares of common stock at an offering price of $56.00 per share, after deducting the underwriters' discounts and commissions and estimated offering expenses.

   You should read this table in conjunction with the consolidated financial statements and the notes to those statements and other financial information included or incorporated by reference in this prospectus. The table does not include the 1,611,283 shares of common stock issuable upon exercise of stock options outstanding as of July 3, 1999 at a weighted average exercise price of $11.89 per share, warrants to purchase 80,000 shares of our common stock at a purchase price of $12.00 per share and warrants to purchase 40,000 shares of our common stock at a purchase price of $14.00 per share.

                                                             At July 3, 1999
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                             (in thousands)
Capital lease obligations, less current portion............ $    117  $    117
                                                            --------  --------
Stockholders' equity:
  Preferred stock, par value $0.001; 5,000,000 shares
   authorized; none issued and outstanding actual or as
   adjusted................................................       --        --
  Common stock, par value $0.001; 20,000,000 shares
   authorized; 9,035,886 shares issued and outstanding
   actual, 10,225,886 shares issued and outstanding as
   adjusted................................................        9        10
  Additional paid-in capital...............................   50,553   112,694
  Accumulated other comprehensive loss.....................      (80)      (80)
  Accumulated deficit......................................  (25,906)  (25,906)
                                                            --------  --------
    Total stockholders' equity.............................   24,576    86,718
                                                            --------  --------
      Total capitalization................................. $ 24,693  $ 86,835
                                                            ========  ========

                                    DILUTION

   Purchasers of the common stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of their common stock. At July 3, 1999, our net tangible book value was approximately $24.6 million, or $2.72 per share of common stock. The net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding at July 3, 1999. After giving effect to the sale of 1,190,000 shares at a public offering price of $56.00 per share and after deducting underwriting discounts and commissions, our net tangible book value at July 3, 1999 would have been approximately $86.7 million, or $8.48 per share. This represents the immediate increase in pro forma net tangible book value of $5.76 per share to existing stockholders and an immediate dilution of $47.52 per share to new investors purchasing shares of common stock in this offering. Dilution to new investors is determined by subtracting pro forma net tangible book value per share of common stock after giving effect to this offering, from the price to be paid by new investors in this offering for a share of common stock. The following table illustrates the per share dilution to investors in this offering:

     Offering price per share....................................       $56.00
       Net tangible book value per share as of July 3, 1999...... $2.72
       Increase per share attributable to new investors in this
        offering.................................................  5.76
                                                                  -----
     Net tangible book value per share after this offering.......         8.48
                                                                        ------
     Dilution per share to new investors in this offering........       $47.52
                                                                        ======

   The discussion and table above assumes no exercise of any stock options and warrants after July 3, 1999. As of July 3, 1999 there were 1,611,283 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $11.89 per share, and warrants to purchase 80,000 and 40,000 shares of our common stock at purchase prices of $12.00 per share and $14.00 per share, respectively. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The historical statement of operations data below for the three years ended January 2, 1999, and the balance sheet data as of January 2, 1999 and January 3, 1998 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The statement of operations data for the two years ended December 31, 1995 and the balance sheet data at December 28, 1996, December 31, 1995 and 1994 are derived from audited consolidated financial statements not included in this prospectus. The selected financial data as of July 3, 1999 and for the six months ended July 4, 1998 and July 3, 1999, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the operating results and financial position for such periods. The operating results for the six months ended July 3, 1999 are not necessarily indicative of the results to be expected for any other interim period or for any future fiscal year. You should read this data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes to these statements included elsewhere in this prospectus.

                                                                                         Six Months
                                                   Year Ended                               Ended
                          ------------------------------------------------------------ ----------------
                          December 31, December 31, December 28, January 3, January 2, July 4,  July 3,
                              1994         1995         1996        1998       1999     1998     1999
                          ------------ ------------ ------------ ---------- ---------- -------  -------
                                             (in thousands, except per share data)
Statements of Operations
 Data:
Revenues:
 Product sales..........    $   --       $   218      $ 6,022     $12,796     $24,624  $10,544  $19,177
 License fees and
  royalties.............        --           --           --          --        3,292    2,625    2,750
                            -------      -------      -------     -------    --------  -------  -------
 Total revenues.........        --           218        6,022      12,796      27,916   13,169   21,927
Cost of product sales...        --          (447)       5,242       8,495      12,368    5,995    8,186
                            -------      -------      -------     -------    --------  -------  -------
 Gross profit...........        --          (229)         780       4,301      15,548    7,174   13,741
                            -------      -------      -------     -------    --------  -------  -------
Operating expenses:
 Research and
  development...........      2,119        4,009        3,772       4,026       4,355    2,140    2,176
 Sales and marketing....        --         1,351        3,635       6,263      10,495    4,538    7,146
 General and
  administrative........        128        1,320        2,582       3,112       3,775    1,924    3,028
 Non-recurring charge
  for acquired
  technology............        --           260          --          --          --       --       --
                            -------      -------      -------     -------    --------  -------  -------
 Total operating
  expenses..............      2,247        6,940        9,989      13,401      18,625    8,602   12,350
                            -------      -------      -------     -------    --------  -------  -------
Income (loss) from
 operations.............     (2,247)      (7,169)      (9,209)     (9,100)     (3,077)  (1,428)   1,391
Interest income and
 other, net.............        126          219        1,505       1,413         937      587      215
                            -------      -------      -------     -------    --------  -------  -------
Income (loss) before
 taxes..................     (2,121)      (6,950)      (7,704)     (7,687)     (2,140)    (841)   1,606
Income tax provision....        --           --             1           1           1      --        65
                            -------      -------      -------     -------    --------  -------  -------
 Net income (loss)......    $(2,121)     $(6,950)     $(7,705)    $(7,688)   $ (2,141) $  (841) $ 1,541
                            =======      =======      =======     =======    ========  =======  =======
Basic net income (loss)
 per common share.......    $ (0.64)     $ (1.82)     $ (0.97)    $ (0.87)   $  (0.24) $ (0.09) $  0.17
                            =======      =======      =======     =======    ========  =======  =======
Diluted net income
 (loss) per common
 share..................    $ (0.64)     $ (1.82)     $ (0.97)    $ (0.87)   $  (0.24) $ (0.09) $  0.16
                            =======      =======      =======     =======    ========  =======  =======
Shares used in computing
 basic net income (loss)
 per common share.......      3,298        3,812        7,936       8,813       8,926    8,902    8,973
                            =======      =======      =======     =======    ========  =======  =======
Shares used in computing
 diluted net income
 (loss) per common
 share..................      3,298        3,812        7,936       8,813       8,926    8,902    9,547
                            =======      =======      =======     =======    ========  =======  =======

                            Dec. 31, Dec. 31, Dec. 28, Jan. 3, Jan. 2, Jul. 3,
                              1994     1995     1996    1998    1999    1999
                            -------- -------- -------- ------- ------- -------
                                              (in thousands)
Balance sheet data:
Cash, cash equivalents and
 available-for-sale
 securities................  $2,599   $4,774  $29,281  $19,872 $8,058  $7,147
Working capital............   2,467    5,119   23,468   20,342 16,973  17,628
Total assets...............   2,917    7,800   33,297   26,675 27,760  29,764
Capital lease obligations,
 non-current...............      15       53       21       --    151     117
Total stockholders'
 equity....................   2,727    6,325   30,782   23,546 22,305  24,576

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITIONS AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations which express that we "believe," "anticipate," "expect" or "plan to" as well as other statements which are not historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially as a result of the risks and uncertainties described herein and elsewhere including, but not limited to, those factors discussed in "Risk Factors" and elsewhere in the prospectus.

Overview

   We are a medical device company that develops, manufactures and markets products based on our patented Coblation technology. Our products allow surgeons to operate with increased precision and accuracy, limiting damage to surrounding tissue thereby reducing pain and speeding recovery for the patient. Our products operate at lower temperatures than traditional electrosurgical or laser surgery tools and enable surgeons to ablate or shrink soft tissue and to simultaneously seal bleeding vessels. Our soft-tissue surgery systems consist of a controller unit and an assortment of disposable devices that are specialized for specific types of surgery. We believe our Coblation technology can replace the multiple surgical tools traditionally used in soft-tissue surgery procedures with one multi-purpose surgical system.

   Coblation technology is applicable across many soft-tissue surgical markets. Our systems are used to perform many types of arthroscopic surgery. Our strategy includes applying our patented Coblation technology to a broad range of other soft-tissue markets, including cosmetic surgery, ENT surgery, spinal surgery and various cardiology applications.

   In April 1998, we announced that we had entered the cosmetic surgery market and formed a business unit called Visage to commercialize Coblation technology in this field. In early 1999, we entered into a license and distribution agreement with Collagen Aesthetics, Inc. Under this agreement, Collagen Aesthetics, Inc. acquired exclusive, worldwide, marketing rights for our cosmetic surgery line of products for the dermatology and cosmetic surgery markets.

   In May 1998, we announced that we had entered the ear, nose and throat market and had formed a business unit called ENTec to commercialize Coblation technology in this field. In June 1998, we entered into a license agreement with Xomed Surgical Products, Inc. to market Coblation products in the ear, nose and throat market. In February 1999, Xomed filed a suit against us alleging breach of contract and seeking monetary damages. We then terminated this agreement and have been marketing and selling the ENT surgery product line through a network of distributors supported by regional sales managers.

   In September 1999, we announced the introduction of a new product line using Coblation technology for spinal surgery.

   In early 1998, we formed a business unit, AngioCare, for the purpose of further developing and for commercializing our technology in specific applications in the field of cardiology. As part of those efforts, in February 1998, we entered into a license agreement under which Boston Scientific Corporation will help develop, obtain regulatory approval for and market products based on Coblation technology for myocardial revascularization procedures.

   We have received 510(k) clearance to market our Arthroscopic System for use in arthroscopic surgery of the knee, shoulder, ankle, elbow, wrist and hip, and our Arthroscopic System is CE marked for use in arthroscopic surgery. Our Cosmetic Surgery System is CE marked for general dermatology, skin resurfacing and wrinkle reduction procedures and we have received 510(k) clearance for use of our Cosmetic Surgery System in general dermatology procedures in the United States. We are pursuing additional clearances that will allow our Cosmetic Surgery System to be marketed in the United States specifically for skin resurfacing and wrinkle reduction. Our ENT surgery system is CE marked, and we have received 510(k) clearances for use of our ENT surgery system in general head, neck, oral and sinus surgery procedures in the United States. Our Spinal Surgery System is CE marked and we have applied for 510(k) clearance in the United States to market this system for spinal surgery. We have received 510(k) clearance to market Coblation technology for general surgery.

   In December 1995, we introduced our Arthroscopic System commercially in the United States. Our strategy includes placing controller units, at substantial discounts, to generate future disposable revenue. Our strategy also includes applying our patented Coblation technology to a range of other soft-tissue surgical markets including the products we have introduced in the fields of spinal surgery, cosmetic surgery and ear, nose and throat surgery. We have received 510(k) clearance for use of our technology in several fields. We cannot be sure that any of our clinical studies in other fields will lead to 510(k) applications or that the applications will be cleared by the FDA on a timely basis, if at all. In addition, we cannot be sure that the products, if cleared for marketing, will ever achieve commercial acceptance.

Results of Operations

   The following table sets forth certain statement of operations data expressed as a percentage of product sales for the periods indicated:

                                                                  Six Months
                                         Year Ended                  Ended
                             ---------------------------------- ---------------
                             December 28, January 3, January 2, July 4, July 3,
                                 1996        1998       1999     1998    1999
                             ------------ ---------- ---------- ------- -------
Product sales (in thousands
 of dollars)...............     $6,022     $12,796    $24,624   $10,544 $19,177
As a percentage of product
 sales:
  Cost of product sales....        87%         66%        50%       57%     43%
  Research and
   development.............        63%         31%        18%       20%     11%
  Sales and marketing......        60%         49%        43%       43%     37%
  General and
   administrative..........        43%         24%        15%       18%     16%

Six Months Ended July 3, 1999 and July 4, 1998

 Revenues

   Product sales for the six months ended July 3, 1999 were $19.2 million, representing an 82% increase, from $10.5 million for the same period of the prior year. The increase in product sales resulted primarily from an increase in the sales of both controllers and disposable devices. The higher unit volume of sales resulted primarily from increased activity for newly introduced models of disposable devices for arthroscopy and sales of disposable devices of new product lines.

   International product sales for the six months ended July 3, 1999 increased to 11% compared to 9% of product sales for the same period in 1998. The increase in international sales is primarily attributable to increased sales in the Pacific Rim, as we received regulatory approval to market arthroscopic products in Japan, and to increased sales in Europe.

   Our strategy in arthroscopy has been, and continues to be, to increase future disposable device sales by increasing the installed base of controllers through promotional programs. Disposable devices are consistently sold at or near list price, except for sales to international distributors and marketing partners, which are currently sold at discounted prices. We expect these discounts to continue in the future. Based on the estimated number of procedures performed each year, we believe that knee procedures represent the largest segment of the arthroscopic market. To achieve increasing disposable device sales in arthroscopy over time, we believe we must continue to penetrate the market in knee procedures, expand physicians' education with respect to Coblation technology and continue to work on new product development efforts specifically for knee applications. During the second half of fiscal year 1998, we introduced new disposable devices, including the Saber and CoVac, which are designed primarily to be used in arthroscopic knee procedures. We expect disposable device sales to remain the primary component of product sales in the future.

   License fees and royalties increased to $2.8 million for the six months ended July 3, 1999 from $2.6 million for the six months ended July 4, 1998. The increase is primarily due to the timing of license fees received as the result of settlement of a patent infringement suit initiated by us against Ethicon, Inc. partially offset by the timing of license fees received from our business partners in the prior year. In February 1998, we entered into a license agreement under which Boston Scientific Corporation was granted an exclusive right to develop and market products based on Coblation technology for myocardial revascularization procedures. Boston Scientific Corporation pays license fees (a portion of which will be classified as prepaid royalties) to us upon achievement of designated milestones and royalties on sales of resulting products, if any. During the six-month period ending July 3, 1999 we recognized $0.3 million of such payments as license fees and royalties. We received a license payment from Boston Scientific Corporation of $3.0 million in February 1998 of which $2.3 million was recognized as revenue during the six-month period ended July 4, 1998. In January 1999, we entered into a license and distribution agreement with Collagen Aesthetics, Inc., which was expanded in February 1999, whereby Collagen Aesthetics, Inc. acquired exclusive, worldwide, marketing rights for our patented Coblation technology in the cosmetic surgery market. Under the terms of the agreement, Collagen Aesthetics, Inc. pays us license fees based upon the achievement of certain milestones and royalties on sales of product to end-users. During the six-month period ended July 3, 1999, we recognized $1.0 million of these payments as license fees and royalties.

 Cost of Product Sales

   Cost of product sales for the six months ended July 3, 1999 was $8.2 million or 43% of product sales, as compared with $6.0 million or 57% of product sales for the same period of the prior year. The increase in cost of product sales in absolute dollars is attributable to increasing unit sales of both controllers and disposable devices. The decrease in cost of product sales as a percentage of product sales is attributable to increased manufacturing efficiency and increased production volume. In addition, we continued controller placements under a program whereby we maintain ownership of the controller, which resulted in the cost being capitalized and amortized over future periods rather than expensing the entire cost at the time of placement.

   We cannot be sure that cost of product sales as a percentage of product sales will remain at current levels or show improvement in the future due to the distribution channels used, product mix, and fluctuation in manufacturing production levels as new products are introduced. We believe our gross margin will depend upon the mix of disposable device sales versus controller sales and/or placements and the various distribution channels utilized to sell our products in all commercialized fields. There can be no assurance that we will be successful in maintaining the mix of disposable devices to controllers or in increasing demand for our disposable devices. In addition, production of future products, inefficiencies in manufacturing new products and the distribution channels utilized to sell those products may adversely impact gross margin.

 Operating Expenses

   Research and development expense for the six months ended July 3, 1999, and July 4, 1998, was $2.2 million and $2.1 million, respectively. In general, overall spending in research and development increased slightly as we continued to develop new products. Increases in research and development expense have been partially offset by funding received from business partners for continued product development. We believe that investment in our Coblation technology is essential for us to maintain our competitive position. We expect to increase the dollar amount of research and development spending through continued expenditures on new product development, regulatory affairs, clinical studies and patents, but anticipate these expenses to continue to decrease as a percentage of product sales.

   Sales and marketing expense for the six months ended July 3, 1999, increased to $7.1 million or 37% of product sales from $4.5 million or 43% of product sales for the same period of the prior year. The increase in spending in absolute dollars resulted primarily from higher dealer commissions resulting from increased sales, increased staffing and increased trade-show related expense. We also incurred additional sales and marketing expenses during the current-year period as we expanded operations in Europe.

   We anticipate that sales and marketing spending will continue to increase in absolute dollars due to expansion of our distribution capabilities to address the spinal surgery market, higher dealer commissions from increased sales, the additional cost of penetrating international markets, higher promotional, demonstration and sample expenses, and additional investments in the sales, marketing and support staff necessary to market our current products and to commercialize future products.

   For the six months ended July 3, 1999, and July 4, 1998, general and administrative expense increased to $3.0 million, or 16% of product sales, from $1.9 million or 18% of product sales, respectively. Overall, the most significant increase was attributable to legal expenses related to the patent infringement claims we brought against Ethicon. We expect that general and administrative expenses will decrease as a result of the recent settlement of this litigation, offset partially by an increase in additional business development activities.

 Interest and Other Income, net

   Interest and other income, net decreased to $0.2 million in the current-year period from $0.6 million in the comparable prior year period. The decrease resulted primarily from a decrease in interest income from investments due to the declining balance of cash and investments.

 Income Tax Provision

   The provision for income taxes was $65,000 for the six-month period ended July 3, 1999, and was zero in the prior year period. Because we use net operating loss carryforwards generated in prior years, our tax rate is below the statutory rate. We have federal net operating loss carryforwards which expire in the years 2004 through 2018, and state net operating loss carryforwards which expire in the years 2000 through 2003. We are subject to certain alternative minimum tax requirements in the current year for which an estimate is made based on the anticipated effective tax rate at the end of the fiscal year.

 Net Income (Loss)

   For the six months ended July 3, 1999, net income increased to $1.5 million from a net loss of $0.8 million for the same period of the prior year. Net income for the current period reflects an increase in product sales, license fees and gross margin partially offset by increased spending in sales and marketing and legal expenses. Although we have experienced substantial revenue growth since inception and have been profitable on a quarterly basis since the quarter ended April 3, 1999, due to our short operating history and numerous other factors, we cannot be sure that we can sustain revenue growth or profitability.

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

 Revenues

   Total revenue for the year ended January 2, 1999 was $27.9 million compared to $12.8 million for the year ended January 3,1998 and $6.0 million for the year ended December 28, 1996. Increases year-over-year were due to higher unit volume sales of disposable devices resulting from continued controller placement programs and a larger installed base of controllers along with revenues received from licensing arrangements with corporate partners.

   Substantially all revenue was derived domestically and from the sale of disposable devices during these periods. We attribute increased disposable device sales to our strategic plan to build market share in arthroscopy through continued promotional programs of controllers.

   We received a nonrefundable license fee payment of $3.0 million from Boston Scientific Corporation during the first quarter of 1998 of which $2.6 million was recognized as license fee revenue during the year. During this period we also recognized $0.4 million of license fees from Xomed and $0.3 million of license fees from Collagen Aesthetics, Inc.

 Cost of Product Sales

   Cost of product sales for the year ended January 2, 1999 was $12.4 million or 50% of product sales, as compared to $8.5 million, or 66% of product sales for the year ended January 3, 1998. During the year ended December 28, 1996, cost of product sales was $5.2 million, or 87% of product sales. The $3.9 million increase in cost of product sales for the year ended January 2, 1999 over the year ended January 3, 1998 and the $7.2 million increase over the year ended December 28, 1996 were due to increased shipments of both disposable devices and controllers.

   Cost of product sales as a percentage of product sales decreased 16 percentage points during the year ended January 2, 1999 as compared to the previous year and 37 percentage points as compared to the year ended December 28, 1996. The overall decrease in cost of product sales as a percentage of product sales resulted from fixed and semi-fixed costs being spread over higher manufacturing volumes, improvements to the manufacturing process and various controller promotional programs.

   In 1997 we began manufacturing our controllers in-house. We believe that manufacturing our controllers in-house provided a positive impact to gross margins during the year ended January 2, 1999.

 Operating Expenses

   Research and development expense increased 8% to $4.4 million in 1998, from $4.0 million in 1997, and increased 7% in 1997, from $3.8 million in 1996. The $0.4 million and $0.2 million increases in spending between 1998 and 1997 and between 1997 and 1996, respectively, are attributed primarily to the development and introduction of new disposable devices, the development of products for additional markets, patent filings and increased clinical expenses. The increases were partially offset by a reduction of quality assurance expenses related to research and development during the year ended January 2, 1999, as quality assurance activities now primarily relate to manufacturing efforts rather than research and development efforts, and to reimbursement of expenses by our business partners for some research and development activities.

   Sales and marketing expense increased to $10.5 million or 68% in 1998, from $6.3 million in 1997, and increased 72% in 1997 from $3.6 million in 1996. The $4.2 million and $2.6 million increases between 1998 and 1997, and 1997 and 1996, were primarily due to higher dealer commissions resulting from increased sales, higher staffing expenses including the establishment of a European headquarters, and promotional and trade show expenses reflecting an increased level of sales and marketing activity.

   General and administrative expense increased to $3.8 million or 21% in 1998, from $3.1 million during 1997, and increased 21% in 1997, as compared to $2.6 million in 1996. The $0.7 million increase for the year ended January 2, 1999 over the year ended January 3, 1998 is primarily due to expenses we incurred in association with the patent litigation we brought against Ethicon, Inc. and increased staffing, partially offset by the expense, in the prior year, of attracting, recruiting and relocating our chief executive officer. The $0.5 million increase in 1997, over 1996 resulted primarily from the increased cost of general legal service, business development activities, increased staffing, insurance and expenses necessary to expand the corporate infrastructure.

 Interest and Other Income, net

   Interest income and other, net decreased for the year ended January 2, 1999 to $0.9 million from $1.4 million for the year ended January 3, 1998 and from $1.5 million for the year ended December 28, 1996. The $0.5 million decrease in the most recently completed period was attributable to the conversion of investments to cash for use in business operations during the year resulting in a lower balance of investment on which to earn interest income. At the end of fiscal 1998, we had $8.1 million in cash, cash equivalents, and available-for-sale securities as compared to $19.9 million at the end of fiscal 1997 and $29.3 million at the end of fiscal 1996.

 Net Loss

   Net loss decreased significantly to $2.1 million for the year ended January 2, 1999, from $7.7 million for each of the years ended January 3, 1998 and December 28, 1996. The overall decrease in net loss was primarily due to an overall improvement in our operating position. Specifically, we experienced a significant increase in sales with an improvement in gross margin and reduced costs associated with research and development, sales and marketing, and general and administrative expenses as a percentage of revenues. License payments received from our business partners also contributed to the reduced net loss.

Liquidity and Capital Resources

   On July 3, 1999, we had $17.6 million in working capital. The principal source of liquidity consisted of $7.1 million in cash, cash equivalents and available-for-sale securities. The cash and cash equivalents are highly liquid with original maturities of 90 days or less. In addition, we have a $7.0 million line of credit. Available borrowings under this line of credit are contingent upon and collateralized by some of our asset balances and are subject to covenants related to financial ratios and profits. Borrowings under the line of credit bear interest at the bank's prime rate plus one-quarter of one percentage point. At July 3, 1999, we were in compliance with these covenants and had no outstanding borrowings.

   Net cash provided by operating activities for the six months ended July 3, 1999 was $1.2 million. Cash used in operating activities for the six months ended July 4, 1998 was $1.8 million. The increase in cash provided by operating activities year-over-year was primarily due to the net income of $1.5 million for 1999 compared to a net loss in 1998 of $0.8 million, and an increase in the depreciation amounts year-over-year.

   Net accounts receivable increased to $7.4 million as of July 3, 1999 from $6.0 million as of January 2, 1999. The increase in accounts receivable is mainly attributable to the corresponding increase in product sales offset in part by a decrease in the overall number of days sales outstanding.

   Inventories increased slightly to $7.6 million as of July 3, 1999 from $7.1 million at January 2, 1999, due to the need to support higher anticipated product sales activity. We expect future inventory levels to grow to support sales volume increases, as a result of our expansion into the markets of spinal surgery, ear, nose and throat surgery and cosmetic surgery.

   Net property and equipment increased to $5.7 million as of July 3, 1999 from $4.6 million on January 2, 1999. The increase is primarily attributable to the capitalization of controllers placed under various promotional programs along with an increase of computer software and equipment.

   Our proceeds from the sale of the 1,190,000 shares of common stock we are offering are estimated to be $62.1 million ($71.5 million if the underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and our estimated offering expenses. We believe that the proceeds from this offering, together with our current cash balances, cash equivalents, short-term investments and cash generated from our collaborative arrangements will be sufficient to meet our operating and capital requirements through the end of 2000. As of July 3, 1999, we had committed to capital expenditures of approximately $0.3 million. Our future liquidity and capital requirements will depend on numerous factors, including our success in commercializing our products, development and commercialization of products in fields other than arthroscopy, the ability of our suppliers to continue to meet our demands at current prices, obtaining and enforcing patents important to our business, the status of regulatory approvals and competition.

   As of July 3, 1999, we had federal net operating loss carryforwards of approximately $15.0 million. The net operating loss carryforwards will expire in the years 2004 through 2018, if not utilized.

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Recent Operating Results

   On October 7, 1999, we announced operating results for the quarter ended October 2, 1999. A summary of such announcement is set forth in the paragraph below containing certain preliminary unaudited financial data for the quarter ended October 2, 1999. Our operating results for any one quarter are not necessarily indicative of future results of operations and should be read in conjunction with the audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

   Total revenue for the third quarter of 1999 was $12.3 million, an increase of 78% over total revenue of $6.9 million reported for the comparable period of 1998. In addition, we reported net income of $1.2 million for the third quarter of 1999, compared to a net loss of $1.1 million for the comparable period in 1998. For the nine-month period ended October 2, 1999, we reported product sales of $30.7 million and total revenue of $34.2 million. In the comparable period of 1998, product sales and total revenue were $17.3 million and $20.1 million, respectively. Net income was $2.7 million for the first nine months of 1999 compared with a net loss of $1.9 million in the first nine months of 1998.

Year 2000

   We rely on computers and computer software to run our business, as do our vendors, suppliers and customers. These computers and computer software may not be able to properly recognize the dates commencing in the Year 2000. We have assigned a task force to handle the significant uncertainty that exists concerning the potential effects associated with Year 2000 compliance. The task force has formulated and begun to implement a plan to address Year 2000 compliance, including the formulation of contingency plans. To date, we have not found a material impact that may result from the failure of our computers and computer software, or that of our vendors, suppliers, and customers, to recognize dates. We have completed an upgrade of our information technology system, including our financial, order processing, manufacturing and inventory systems, which included Year 2000 compliance. To date we have spent approximately $900,000 upgrading our computer system and related technology. We have not yet completed the steps to quantify the effects of noncompliance of our customers, suppliers and/or our service providers. Our goal is to complete all phases of our review and be Year 2000 compliant by December 1999.

   Any Year 2000 compliance problems affecting us, our suppliers, our service providers or our customers could result in a material adverse effect on our financial condition and operating results. We cannot be sure that further assessment of our suppliers, data processing systems or contingency plans will address all issues of Year 2000 compliance.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We must adopt this standard no later than fiscal year 2001. To date, we do not engage in hedging activities.

Market Risk

   We have an investment portfolio of fixed income securities that are classified as "available-for-sale securities." These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. We attempt to limit this exposure by investing primarily in short-term securities.

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                                    BUSINESS

Overview

   We are a medical device company that develops, manufactures and markets products based on our patented Coblation technology. Our products allow surgeons to operate with increased precision and accuracy, limiting damage to surrounding tissue thereby reducing pain and speeding recovery for the patient. Our products operate at lower temperatures than traditional electrosurgical or laser surgery tools and enable surgeons to ablate or shrink soft tissue and to simultaneously seal bleeding vessels. Our soft-tissue surgery systems consist of a controller unit and an assortment of disposable devices that are specialized for specific types of surgery. We believe our Coblation technology can replace the multiple surgical tools traditionally used in soft-tissue surgery procedures with one multi-purpose surgical system.

   Coblation technology is applicable across many soft-tissue surgical markets. Our systems are used to perform many types of arthroscopic surgery. Our strategy includes applying our patented Coblation technology to a broad range of other soft-tissue markets, including cosmetic surgery, ENT surgery, spinal surgery and various cardiology applications.

ArthroCare Strategy

   Our objective is to use our patented Coblation technology to design, develop, manufacture and sell innovative, clinically superior surgical devices for the arthroscopic surgical treatment of joint injuries and for the surgical treatment of other soft-tissue conditions throughout the body. The key elements of our strategy include:

  . EXPANDING OUR PRODUCT OFFERING TO ADDRESS A LARGER NUMBER OF ARTHROSCOPIC
    PROCEDURES. We are continuously expanding our portfolio of products in arthroscopy by enhancing our existing products to serve the needs of physicians. For example, we have increased our penetration of arthroscopy procedures in the knee through the addition of disposable devices with suction capability.

  . EXPANDING INTO ADDITIONAL SURGICAL MARKETS. Our systems are being used to perform many types of arthroscopic surgery and also have been cleared for use in certain types of cosmetic surgery and ENT surgery. In addition, we have introduced our systems for use in the spinal surgery market and anticipate FDA clearance by the end of 1999. We are developing our Coblation technology for use in myocardial revascularization, a cardiology procedure, with our partner, Boston Scientific Corporation.

  . EXPANDING INTERNATIONAL PRESENCE. We have established an extensive distributor network, supported by our regional managers, in selected international markets. We have signed agreements with several marketing partners to assist with regulatory requirements and to market and distribute our products internationally.

  . STRUCTURING FLEXIBLE STRATEGIES TO COMMERCIALIZE OUR COBLATION
    TECHNOLOGY. We have chosen to adopt a customized distribution strategy to optimize our commercialization efforts in each of our target markets. In arthroscopy and ENT surgery, we utilize distributor relationships supported by focused regional managers and a small direct sales force. In the spinal surgery market, we will leverage our existing distributors, add new distributors focused on spinal products, and increase the number of our direct sales managers to support these distributors. In cosmetic surgery, we have chosen to partner with a leading cosmetic surgery company, Collagen Aesthetics, Inc. We have chosen to partner with Boston Scientific Corporation to further develop and to commercialize our technology in the myocardial revascularization application of cardiology.

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Coblation Technology

   Our products are based on our patented soft-tissue surgical controlled ablation technology, which we call Coblation. Coblation technology involves an innovative use of radio frequency energy characterized by precision, accuracy, ease of use and the capability of performing at a temperature lower than current traditional electrosurgical tools.

   Traditional electrosurgical tools rely upon heat to burn away targeted tissue, which often results in thermal damage to tissue surrounding the surgical area. Additionally, the lack of tactile feedback with these devices makes it difficult for surgeons to control the depth of tissue penetration. Coblation technology employs a lower temperature process that minimizes the risk of thermal burn of tissue while increasing the surgeon's control and precision.

   Coblation technology uses an electrically conductive fluid typically employed in surgeries, in the gap between the electrode and tissue. When electrical current is applied to this fluid, it creates a charged layer of particles. As the layer of charged particles comes into contact with the targeted tissue, the molecular bonds within the cells of the targeted tissue are broken. This process causes the cells to disintegrate molecule by molecule, so that tissue is volumetrically removed. Because this effect is confined to the surface layer of the targeted tissue, minimal damage occurs to surrounding tissue, potentially resulting in reduced pain and faster recovery for the patient. An additional advantage is that Coblation can be performed in a continuous mode, resulting in efficient tissue ablation thereby reducing the overall procedure time as compared to conventional methods. In addition to achieving more precise tissue ablation or shrinkage and less damage to surrounding tissue, surgical devices based on Coblation technology can achieve simultaneous sealing of bleeding vessels near the surgical site.

   We believe Coblation technology is applicable to soft-tissue surgery throughout the body, and we have expanded its use into several non-arthroscopic indications. In addition, we are continually exploring possibilities for the use of Coblation technology in other markets.

The Arthroscopy Market

   In 1998, approximately 2.3 million arthroscopic procedures were performed in the United States. Due to patient demand for less invasive procedures, we believe the number of arthroscopic procedures is growing. In addition, a greater emphasis on physical fitness and an aging population is increasing the incidence of joint injuries. Joints are susceptible to injuries from blows, falls or twisting, as well as from natural deterioration and stiffening associated with aging.

   Historically, joint injuries have been treated using open surgery involving large incisions, a hospital stay and a prolonged recovery period. In contrast, arthroscopic surgery, which was introduced in the early 1980s, is performed through several small incisions called portals and can be performed on an outpatient basis. We believe that arthroscopic surgery has gained wide market acceptance because it offers shorter hospital stays and reduced recovery time, resulting in reduced costs and improved medical outcomes.

   To perform arthroscopic surgery, a surgeon uses a tool to visualize the site and other tools to perform the surgery. The tool used to visualize the site, called an arthroscope, is a small fiber-optic viewing instrument made up of a small lens, a light source and a video camera, which allows the surgeon to view the surgical procedure on a video monitor. During the arthroscopic procedure, an irrigant such as saline is flushed through the joint to permit clear visualization through the arthroscope and to create the space within the joint for the surgical procedure. The surgeon inserts the arthroscope into the joint through a portal measuring approximately six millimeters, or 1/4 of an inch, in length. Other portals are used for the insertion of surgical instruments to perform the surgery and to facilitate the flow of irrigants. With small incision sites and direct access to most areas of the joint, a surgeon can diagnose and correct an array of joint problems such as cartilage tears, ligament tears and removal of loose and degenerative tissue.

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

   The advantages of arthroscopic surgery over open surgery are often significant. Due to the smaller incisions and reduced surgical trauma, the patient might experience several benefits including reduced pain; treatment on an outpatient basis; reduced or eliminated hospitalization times; immediate joint mobility and less muscle atrophy; less surrounding tissue damage; lower rate of complications; and generally quicker rehabilitation. In addition, treatment on an outpatient basis and reduced operating time can significantly lower hospital costs.

 Knee

   The knee is the most commonly injured joint. In 1998, knee injuries accounted for approximately 1.5 million arthroscopic procedures in the United States. Damage to a meniscus, a pad of cartilage that helps cushion the knee joint, is a common form of knee injury. A meniscus can be torn by a twist of the leg when the knee is flexed, displaced either inward toward the center of the shin bone or outward beyond the surface of the thighbone, or worn down by normal aging. The knee is also susceptible to partial or complete tears of the ligaments and degeneration of the cartilage on the underside of the kneecap. In addition, the cartilage covering the bony surfaces of the knee can become rough or tear loose from the bone as a result of age or injury, causing pain and interfering with smooth joint movement.

 Shoulder

   The shoulder joint, because of its range of motion, is susceptible to a number of injuries. In 1998, approximately 600,000 arthroscopic procedures in the shoulder were performed in the United States. We believe that shoulder arthroscopy is the fastest-growing portion of the arthroscopy market. With repetitive motion and lifting of the arm, such as that which occurs during a tennis serve, a bone formation of the upper arm may pinch one of the shoulder muscles and cause persistent pain, known as a rotator cuff injury. Strengthening exercises and physiotherapy can treat this condition; however, many rotator cuff injuries require surgical intervention. We believe that a significant percentage of the population is born with a susceptibility to rotator cuff injuries.

 Elbow, Ankle, Wrist and Hip

   The elbow, ankle, wrist and hip joints are also susceptible to certain stress-related injuries and deterioration due to aging. In 1998, approximately 200,000 arthroscopic procedures were performed in the elbow, ankle, wrist and hip in the United States. We believe that the current number of surgical procedures in the elbow, ankle, wrist and hip is relatively small due to the limitations of conventional arthroscopic surgical equipment.

Conventional Treatment Methodologies for Arthroscopic Procedures

   Most arthroscopic procedures require the surgeon to probe, cut, sculpt and shape tissue and seal bleeding vessels to achieve satisfactory results. Surgeons frequently use a combination of instruments when performing an arthroscopic procedure because each instrument is designed to perform a specific function. Use of an assortment of tools requires the surgeon to insert and remove each of the tools from the portals several times during the same procedure.

   Surgical procedures can employ one or more of four groups of surgical instruments: (1) power or motorized instruments, such as cartilage and bone shavers; (2) mechanical instruments, such as basket punches, graspers and scissors; (3) electrosurgical systems; or (4) laser systems.

   Power instruments are generally used to smooth tissue and cartilage defects on the surface of the bones of the joint. The damaged tissue is removed from the joint using suction through a tube surrounding the shaft of the tool, which can become obstructed by bits of tissue and bone. Power shavers have rotating cutters inside a tube and are available in a number of tip angles or sizes for the precise shaving of tissue. Mechanical tools must be resharpened at regular intervals and sterilized after each procedure.

   Conventional electrosurgical systems are used to seal blood vessels, which is necessary to minimize bleeding and maximize the arthroscopic surgeon's visibility of the procedure through the arthroscope. Conventional electrosurgical systems contain two electrodes: the electrode tip held by the surgeon and a dispersive pad that rests under the patient's body. The metal electrode tip of the instrument, which resembles a pencil point, is placed on or near the bleeding vessel to be sealed. A generator connected to the electrode delivers high-frequency voltage that arcs between the electrode and the target tissue, sealing blood vessels in its vicinity. After arcing, the current travels through the remaining tissue of the patient's body, through the skin to the dispersive electrode pad, before being directed back to the generator.

   Laser systems are used to remove tissue while simultaneously sealing bleeding vessels. Because laser systems are not tactile tools, the surgeon cannot feel how much tissue is being ablated. The surgeon must be extensively trained to precisely position the laser to control the depth of tissue penetration to minimize unintended tissue damage. In addition, the temperature of the laser instrument is high and, as a result, can cause damage to surrounding tissue and vascular areas. We believe that laser tools have not received wide acceptance because of high capital cost and significant ongoing maintenance and operating expenses, lack of tactile feedback for the surgeon, required training and certification, and the concern about damage that may be caused by the significant heat generated by these devices.

The ArthroCare Arthroscopic System

   Our Arthroscopic System is a radio frequency surgical device intended to perform tissue ablation or shrinkage while simultaneously sealing bleeding vessels. Our Arthroscopic System is comprised of an assortment of disposable bipolar multi-electrode and single electrode devices, a connecting cable, foot pedal or switch and a radio frequency controller. We sell our Arthroscopic System for use in all six major joints: knee, shoulder, elbow, ankle, wrist and hip. Many types of tissue, including cartilage and ligaments, can be ablated using our Arthroscopic System.

   Our controller delivers radio frequency energy to the disposable device. Surgeons can use the disposable device to ablate or shrink tissue or seal bleeding vessels. The surgeon can control the mode of operation and power setting with the foot pedal or keys on the front panel of the controller.

   Accordingly, a surgeon using the Arthroscopic System does not need to remove and insert a variety of instruments to perform different tasks as is required when using conventional arthroscopic instruments. Our disposable devices are approved for sale in tip sizes ranging from 1.5 mm to 4.5 mm, and in tip angles ranging from zero to 90 degrees. We currently sell 21 models for arthroscopy in various tip sizes, angles and shapes, enabling the surgeon to ablate different volumes of tissue and to reach treatment sites not readily accessible by existing mechanical instruments and motorized cutting tools. In addition, we also produce disposable devices which provide other functionalities, including suction and fluid management.

   We commercially introduced the Arthroscopic System in December 1995. The list price of the controller, including the cable, is approximately $7,500. The disposable devices have list prices ranging from approximately $115 to $195, and typically one disposable device is used per procedure.

The Spinal Market

   Chronic back pain afflicts approximately nine million people in the U.S. Approximately one-half of those afflicted suffer from disabling pain; chronic back pain is the most common reason for disability for persons under age 50 and is the second leading cause of workers' absenteeism. The major causes of persistent, often disabling, back pain are disruption of a portion of the disc, chronic inflammation of the disc, also known as herniation, or relative instability of the vertebral bodies surrounding a given disc, such as the instability that often occurs due to a degenerative disease. Intervertebral discs mainly function to cushion and tether the vertebrae, providing flexibility and stability to the patient's spine. As discs degenerate, they lose their water content and height, bringing the adjoining vertebrae closer together. This results in a weakening of the shock absorption properties of the disc and a narrowing of the nerve openings in the sides of the spine which may pinch these nerves. This disc degeneration can eventually cause back and leg pain.

   Often, inflammation from disc herniation can be treated successfully by non-surgical means, such as rest, therapeutic exercise, or through the use of anti-inflammatory medications. In some cases, the disc tissue is irreparably damaged, thereby necessitating a discectomy, the removal of a portion of the disc or the entire disc to eliminate the source of inflammation and pressure. In more severe cases, the adjacent vertebral bodies must be stabilized following excision of the disc material to avoid recurrence of the disabling back pain. One approach to stabilizing the vertebrae, termed spinal fusion, is to insert an interbody graft or implant into the space vacated by the degenerative disc. In this procedure, a small amount of bone may be grafted from other portions of the body, such as the hip, and packed into the implants. This allows the bone to grow through and around the implant, fusing the vertebral bodies and alleviating the pain.

   Another surgical treatment for degenerative disc disease, termed laminectomy, involves cutting away the lamina, the bony plate that connects the bony ridges of the spine, known as pedicles. This allows the nerve tissue to shift position to release pressure.

   Until recently, spinal discectomy, laminectomy and fusion procedures resulted in major operations and traumatic dissection of muscle and bone removal or bone fusion. The open surgical procedures are invasive and typically require a team of surgeons due to the length and complexity of the procedure. Recovery time is also lengthy. To overcome the disadvantages of traditional traumatic spinal surgery, minimally-invasive spinal surgery was developed. In minimally-invasive spinal procedures, the spinal canal is not penetrated and therefore bleeding with ensuing scarring is minimized or completely avoided. In addition, the risk of instability from ligament and bone removal is generally lower in minimally-invasive procedures than with open discectomy. Further, less trauma during surgery often results in rapid rehabilitation and fast recovery.

   We believe that approximately 1.9 million spine procedures are performed annually worldwide. We also believe that spinal surgery is the most rapidly growing segment of orthopedic surgery.

Conventional Treatment Methodologies for Treatment of Spine Diseases and
Disorders

   Techniques for the treatment of spinal diseases or disorders include laser and mechanical techniques. These procedures can be "open" or minimally invasive depending on the complexity, and generally require the surgeon to form a passage or operating corridor from the external surface of the patient to the spinal disc(s) for passage of surgical instruments and implants. Typically, the formation of this operating corridor requires the removal of soft tissue, muscle or other types of tissue. This tissue is usually removed with mechanical or powered instruments, such as, graspers, cutters and drills. Multiple mechanical and powered instruments must be used and are time-intensive. In addition, these instruments sever blood vessels within this tissue, usually causing profuse bleeding that obstructs the surgeon's view of the target site.

   Once the operating corridor is established, the nerve root is retracted and a portion or all of the disc is removed with mechanical or powered instruments. These instruments are typically slow and tedious, and can require up to 40 minutes to remove a single disc. In addition, these instruments, particularly powered instruments, are not extremely precise, and it is often difficult during the procedure to differentiate between the target disc tissue and other structures within the spine, such as bone, cartilage, ligaments, nerves and surrounding tissue. Thus, the surgeon must be extremely careful to minimize damage to the cartilage and bone within the spine, and to avoid damaging nerves.

   Both lasers and monopolar radio frequency devices have been used in spinal surgery. We believe both have significant drawbacks. Lasers are expensive and tedious to use. Another disadvantage with lasers is the difficulty in judging the depth of tissue ablation. Because healthy tissue, bones, ligaments and nerves often lie within close proximity of the spinal disc, it is essential to maintain a minimum depth of tissue penetration.

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

Monopolar radio frequency devices increase the risk of unwanted electrical stimulation to portions of the patient's body by utilizing electric current that disperses into the patient's body.

The ArthroCare Spinal Surgery System

   In September 1999, we announced our expansion into the spinal surgery market. Our Spinal Surgery System is CE marked, and we have applied for 510(k) clearance for use of the system in spinal surgery procedures in the United States. We anticipate receiving this 510(k) clearance by the end of 1999, but we cannot assure you that this will occur. Our spinal surgery products, based on our Coblation technology, include multi-functional disposable devices optimized for spinal surgery. The disposable products are compatible with the controller that is used for arthroscopic and ENT surgery procedures.

   Our controller is used to deliver radio frequency energy to the disposable devices. The disposable devices are intended for single use and utilize multiple or single electrodes to ablate tissue while simultaneously sealing bleeding vessels. In some cases, our disposable devices may also include one or more tubes for the delivery of electrically conductive fluid to the target site and/or for suction capability. The incorporation of ablation, suction and fluid management into a single disposable device potentially reduces operative time and expense. Although we have had limited clinical experience with these products in spinal surgery procedures, we believe physician and patient benefits experienced in arthroscopic surgery, such as more rapid recovery time, reduced thermal injury to tissue and reduced post-operative pain when compared to existing techniques, could apply to spinal surgery procedures.

   Our disposable devices consist of the ACCESS SpineWand and the DisCoblator. The ACCESS SpineWand is a bipolar electrosurgical device designed for controlled ablation of soft tissue. We believe that the ACCESS SpineWand will be an effective tool for creating precise incisions through connective tissue to provide access to the disc in discectomy, laminectomy and fusion procedures. In addition, we believe that the ACCESS SpineWand may be effectively used to remove soft tissue from bones in preparation for fusion procedures.

   The DisCoblator is a bipolar electrosurgical device designed for aggressive ablation and removal of large tissue volumes. The DisCoblator includes fluid delivery and suction capabilities and incorporates an active screen electrode design to inhibit clogging. We plan to initially market the DisCoblator to volumetrically remove a portion or all of the disc during discectomy and fusion procedures. Although there has been limited clinical experience with this product, we believe that the DisCoblator is capable of removing a disc in substantially less time than mechanical instruments, such as graspers or cutters.

The Ear, Nose and Throat (ENT) Market

   We believe that in 1998, approximately 1.4 million ENT procedures were performed worldwide. Surgical procedures are commonly used to treat ear, nose and throat disorders, including obstructive sleep apnea, snoring and other obstructions of the sinus and nasal passages. For example, surgical approaches for the treatment of obstructive sleep apnea include the removal of excess tissue from the upper airway or moving the lower jaw forward to widen the patient's airway. These procedures are performed by highly specialized surgeons, are expensive, are extremely painful for the patient and involve lengthy recovery periods. Non-invasive treatment approaches include continuous positive airway pressure, or CPAP, which requires the patient to wear a nasal mask connected to an airflow generator that forces air through the nasal passages during sleep.

   Conventional treatment methodologies for ENT surgical procedures have been performed by lasers, endoscopes and microsurgical tools. We believe our Coblation technology can be used in numerous types of ENT procedures.

The ArthroCare ENT Surgery System

   Our ENT surgery system uses the same technology as the Arthroscopic System, which ablates tissue through a more precise and significantly cooler process than that of traditional electrosurgery devices. Our ENT surgery system is a radio frequency, electrosurgical device intended to bring improved control and functionality to ENT surgeons. The ENT surgery system incorporates a disposable bipolar device, a connecting cable and radio frequency controller. The controller is used to deliver radio frequency energy to the disposable device. The disposable device is intended for single use and utilizes multiple or single electrodes to ablate tissue while simultaneously sealing bleeding vessels. We believe that our products will produce improved surgical results, reduce pain and speed recovery for the patient.

   Our ENT surgery system is CE marked, and we have received 510(k) clearances for use of the system in general head, neck and oral surgical procedures and minimally-invasive sinus surgery in the United States. We have been marketing the ENT surgery products through a network of distributors and regional sales managers in the United States and internationally since February 1999.

The Cosmetic Surgery Market

   The cosmetic surgery market is primarily comprised of procedures to rejuvenate, remove or reduce wrinkles of the skin, remove scarring or lesions and perform traditional techniques such as face lifts or brow lifts. Of the approximately 1.6 million cosmetic surgery procedures performed annually worldwide, approximately 325,000 were laser resurfacing procedures performed in the United States to reduce the wrinkled appearance of skin.

Conventional Treatment Methodologies for Cosmetic Surgery

   Conventional methods of skin resurfacing include chemical peels, dermabrasions and laser resurfacing. In chemical peels, an acid-based chemical solution is used to improve the texture of the skin by removing its damaged outer layers. In dermabrasion, surgical scraping is used to remove the skin's top layers. Chemical peels and dermabrasions have minimal effect on wrinkles, and can cause scarring and pigmentary changes. Lasers are often used to achieve wrinkle reduction and removal. The conventional continuous wave carbon dioxide, or CO\\2\\, laser has been used successfully to resurface skin. However, the excessive heat diffusion into surrounding skin during the use of this laser results in unwanted cell death and unacceptable rates of scarring and impaired wound healing. The new generation of pulsed lasers has proven to be an effective method for the treatment of surface imperfections and irregularities, including wrinkles, pigmented spots, and acne scars. These lasers permit precise ablation of tissue with minimal accumulation and dispersion of heat resulting in minimal thermal damage and char.

The ArthroCare Cosmetic Surgery System

   Our Cosmetic Surgery System utilizes the same technology as the Arthroscopic System, which removes tissue through a more precise and significantly cooler process than traditional electrosurgery systems or dermatologic lasers. Our Cosmetic Surgery System is a radio frequency, electrosurgical device for use in skin resurfacing and other dermatologic and cosmetic procedures. Our Cosmetic Surgery System incorporates a disposable bipolar device, a connecting resterilizable handpiece with cable and a radio frequency controller. This controller design differs from the controllers used in arthroscopy, ENT surgery and spinal surgery. The controller delivers radio frequency energy to the multi-electrode or single electrode disposable device. Clinical trials indicate that our Cosmetic Surgery System may enable the physician to reduce wrinkles and improve cosmetic appearance.

   Our Cosmetic Surgery System is CE marked for skin resurfacing procedures, and we have received 510(k) clearance for use of the system in general dermatologic procedures in the United States. We are pursuing additional clearances, which are anticipated by the end of 1999, that will allow the system to be marketed in the United States specifically for skin resurfacing and wrinkle reduction. However, we cannot assure you that this will occur in a timely fashion, if at all. We have been conducting clinical studies for use of the Cosmetic Surgery System for skin resurfacing and wrinkle reduction since June 1998 and included the resulting data in our application for 510(k) clearance.

   In January 1999, we entered into an exclusive distribution agreement with Collagen Aesthetics, Inc. to license, market and distribute our Coblation-based products for cosmetic surgical procedures, typically

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

performed by cosmetic surgeons, dematologists and facial plastic surgeons, including some ENT physicians. Under the terms of the agreement, Collagen Aesthetics, Inc. is the exclusive worldwide distributor of our Cosmetic Surgery System. Collagen Aesthetics, Inc. was recently acquired by Inamed Corporation.

ArthroCare's Cardiology Program

   We have established a program to explore the application of our Coblation technology in various areas within cardiology. One of our programs is in myocardial revascularization, a newly-introduced procedure for treatment of heart disease. Lasers have been recently introduced for use in myocardial revascularization. However, we believe that the high capital cost associated with lasers may impede the widespread adoption of this technology.

   We believe that Coblation technology could be used to perform myocardial revascularization. We have an agreement with Boston Scientific Corporation under which they will further develop, seek regulatory approvals for and market our Coblation technology for use in this application.

Benefits of Our Coblation Technology

   Our patented Coblation technology, delivered in the form of multi-electrode and single electrode, bipolar disposable devices, offers a number of benefits that we believe may provide advantages over competing surgical methods and devices. The principal benefits include:

  . EASE OF USE. Our Coblation-based soft-tissue surgery systems perform many of the functions of mechanical tools, power tools and electrosurgery instruments, allowing the surgeon to use a single instrument. The lightweight device is simple to use and complements the surgeon's existing tactile skills without the need for extensive training.

  . PRECISION. In contrast to conventional tools, our Coblation-based soft-tissue surgery systems permit surgeons to perform more precise tissue ablation and sculpting. We believe this may result in more rapid patient rehabilitation.

  . BENEFITS TO PATIENTS. Coblation technology operates at cooler temperatures than traditional electrosurgical tools. This can lead to significant benefits for patients treated with Coblation-based disposable devices due to the minimal amount of thermal injury to surrounding tissue. As a result, we believe that patients are likely to experience less trauma and pain following surgery and may recover more quickly.

  . SIMULTANEOUS ABLATION AND SEALING OF BLEEDING VESSELS. Our Coblation-based soft-tissue surgery systems allow for the efficient sealing of bleeding vessels without changing tools.

  . COST REDUCTION. Our Coblation soft-tissue surgery systems eliminate the need to introduce multiple instruments to remove and sculpt tissue and seal bleeding vessels. We believe this may reduce operating time and thereby produce cost savings for health care providers.

Collaborative Arrangements

   Collagen Aesthetics, Inc. In early 1999, we entered into a license and distribution agreement with Collagen Aesthetics, Inc. Under this agreement, Collagen Aesthetics, Inc. acquired exclusive, worldwide marketing rights for our cosmetic surgery products. Collagen Aesthetics, Inc. was recently acquired by Inamed Corporation. We will continue to perform product development, manufacturing, and clinical and regulatory functions for our Cosmetic Surgery System.

   Boston Scientific Corporation. In February 1998, we entered into a license and distribution agreement under which Boston Scientific Corporation will help to develop, obtain regulatory approval for and market products based on our Coblation technology for myocardial revascularization procedures. Under the agreement, Boston Scientific Corporation acquired exclusive licensing rights to our intellectual property in this field.

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Boston Scientific Corporation will pay licensing fees to us upon achievement of designated clinical and regulatory milestones, and royalties on sales of resulting products. Boston Scientific Corporation will perform clinical and regulatory functions, product development and sales and marketing. We will also focus on product development and will manufacture devices for Boston Scientific Corporation.

Research And Development

   We have focused our research and development efforts in two areas. First, in response to physician feedback, we are continually working on enhancements to designs of our products to provide greater versatility in existing features and functions. In addition, we continue to design new disposable devices that incorporate added functionalities. Second, we are exploring new applications of our Coblation technology in other soft-tissue surgical markets. We have undertaken preliminary studies and development for the use of our technology in several fields.

Marketing And Sales

   The company estimates that of the 18,500 orthopedic surgeons in the United States, approximately 80% perform arthroscopy and approximately 40% consider arthroscopy to be their major practice area. We shipped more than 5,000 controller units and approximately 450,000 disposable devices as of July 3, 1999. We use a combination of distributors supported by regional sales managers, a small direct sales force and corporate partners to sell our products both domestically and internationally.

   We are marketing and selling our arthroscopic and ENT surgery products in the United States through a network of independent distributors supported by regional sales managers and a small direct sales force. We have more than 35 distributors representing more than 225 field sales representatives in the United States. Collagen Aesthetics, Inc. is the exclusive, worldwide distributor for our Cosmetic Surgery System.

   We are marketing and selling our Spinal Surgery System internationally and are building our domestic distribution capabilities in this area in anticipation of 510(k) clearance. We will utilize some of our existing distributors, add new specialized spinal surgery product distributors, and increase the number of our regional managers to facilitate the introduction of this new product line.

   We have established distribution capability in certain countries by means of exclusive and non-exclusive distribution agreements with corporations, including with Arthrex for the distribution of our arthroscopy products in Europe, South Africa, South and Central America and Russia; Kobayashi Pharmaceutical for the distribution of our arthroscopy products in Japan; and Smith & Nephew, Inc. for the distribution of our arthroscopy and ENT surgery products in New Zealand and Australia. We have also established distribution capability through relationships with distributors in Korea, Taiwan, Canada, Mexico, the Caribbean, the Middle East and Northern Africa.

   We believe the use of our products is generally intuitive to surgeons and does not require extensive training. We frequently conduct training seminars and demonstrations at regional training centers and trade shows. Our partners also conduct training activities in their areas of responsibility.

   At hospitals and surgical centers where several procedures can be performed simultaneously, the procurement of multiple controllers is required. We have offered our controllers at substantial discounts in the past and may be required to continue to offer such discounts to generate demand for our disposable devices. In addition, motorized and mechanical instruments, lasers and electrosurgery systems currently used by hospitals, surgical centers and private physicians have become widely accepted. If physicians do not determine that our soft-tissue surgery systems are an attractive alternative to conventional means, our business would be materially adversely affected.

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Manufacturing and Single Source Suppliers

   Our disposable devices and controllers are currently manufactured in our 10,000 square foot manufacturing facility in Sunnyvale, California. Our products are manufactured from several components, some of which are supplied to us by third parties.

   Most of the components we use in the manufacture of our products are available from more than one supplier. For some components, however, there are relatively few alternate sources of supply and the establishment of additional or replacement suppliers for such components may not be accomplished quickly. With respect to a few components, we rely upon single source suppliers. For example, one single source supplier provides us with a component used in substantially all of our disposable devices. In addition, we use a single subcontractor to sterilize our disposable devices. If the services of this subcontractor were interrupted, we cannot be sure that we would be able to identify and qualify an alternate sterilizer prior to the occurrence of any disruption in our manufacturing process. We do not believe any such disruption is likely since this subcontractor has several facilities from which it is able to provide sterilization services to us. We are dependent upon these third parties for the manufacture of our products, and our profit margins and our ability to develop and deliver such products on a timely basis may be adversely affected by the lack of alternative sources of supply. See "Risk Factors--We Have Limited Manufacturing Experience" for a description of the potential disruption in supply of our products and risks to our operations resulting from our reliance upon single source suppliers.

   Manufacture of the controllers was brought in-house in late 1997 for purposes of maintaining process control, ensuring adequate supply, and leveraging fixed costs. We manufacture three different controller models for which the manufacturing process is substantially the same.

   We currently manufacture 32 different versions of our disposable devices. Due to the various attributes of our disposable devices, which include, among other functions, fluid management and suction, the manufacturing process is varied. In order to improve yields, we have recently converted from batch processing of our disposable devices to a continuous manufacturing process.

   We have established quality assurance systems in conformance with the FDA's Quality System Regulation, or QSR. Our facility has received ISO 9001/EN46001 certification and is in conformance with the Medical Device Directive, or MDD, for sale of products in Europe.

Patents And Proprietary Rights

   Our ability to compete effectively depends in part on developing and maintaining the proprietary aspects of our Coblation technology. We own 19 issued U.S. patents and 10 issued international patents. In addition, we have more than 60 pending U.S. patent applications and over 40 international patent applications corresponding to 20 of the U.S. filings. The initial U.S. patent is currently set to expire in 2008, three issued patents are currently expected to expire between 2008 and 2012 and the other 15 U.S. patents are expected to expire between 2014 and 2016. We believe that the issued patents are directed at, among other things, both the core technology used in our soft-tissue surgery systems, including both multi-electrode and single electrode configurations of our disposable devices, as well as the use of Coblation technology in specific surgical procedures.

   The issued patents are directed at, among other things, the following:

   . systems and methods for applying radio frequency energy to tissue in the presence of electrically conductive fluid such as isotonic saline;

   . disposable devices having an electrode array and a system designed to supply current independently to individual electrodes; and

   . systems and methods for employing radio frequency energy in urology, gynecology, ENT, cosmetic surgery and cardiac procedures.

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

   The pending patent applications include coverage for the fundamental tissue ablation and cutting technology as well as methods and apparatus for specific procedures.

   We cannot assure you that the patents we have obtained, or any patents that we may obtain as a result of our U.S. or international patent applications, will provide any competitive advantages for our products or that they will not be successfully challenged, invalidated or circumvented in the future. In addition, we cannot assure you that competitors, many of whom have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use and sell our products either in the United States or in international markets.

   A number of other companies and universities and research institutions have filed patent applications or have issued patents relating to monopolar and/or bipolar electrosurgical methods and apparatus. In addition, we have become aware of, and may become aware of in the future, patent applications and issued patents that relate to our products and/or the surgical applications and issued patents and, in some cases, have obtained internal and/or external opinions of counsel regarding the relevance of certain issued patents to our products. We do not believe that our products currently infringe any valid and enforceable claims of the issued patents that we have reviewed. However, if third-party patents or patent applications contain claims infringed by our technology and such claims are ultimately determined to be valid, we cannot assure you that we would be able to obtain licenses to those patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology. The inability to do either would have a material adverse effect on our business, financial condition, results of operations and future growth prospects. We cannot assure you that we will not have to defend ourself in court against allegations of infringement of third-party patents.

   In addition to patents, we rely on trade secrets and proprietary know-how, which we seek to protect, in part, through confidentiality and proprietary information agreements. We require our key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. These agreements generally provide that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us, is to be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. We cannot assure you that employees will not breach the agreements, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known to or be independently developed by competitors.

   The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. We cannot assure you that we will not become subject to patent infringement claims or litigation or interference proceedings declared by the United States Patent and Trademark Office, or USPTO, to determine the priority of inventions. On February 13, 1998 we filed a lawsuit against Ethicon, Inc., Mitek Surgical Products, a division of Ethicon, Inc., and GyneCare, Inc. alleging among other things, infringement of several of our patents. The lawsuit has been settled. The defense and prosecution of this lawsuit and intellectual property suits generally, USPTO interference proceedings and related legal and administrative proceedings are both costly and time-consuming. We believe that the lawsuit was necessary, and if others violate our proprietary rights, further litigation may be necessary to enforce our patents, to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings will be costly and cause significant diversion of effort by our technical and management personnel. An adverse determination, other litigation or interference proceedings to which we may become a party could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be sure that we could obtain necessary licenses on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us

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from manufacturing and selling our products, which would have a material adverse effect on our business, financial condition, results of operations, and future growth prospects.

Competition

   We believe that the principal competitive factors in the soft-tissue surgery markets include:

  . acceptance by leading physicians;

  . improved patient outcomes;

  . superior product quality;

  . the publication of peer-reviewed clinical studies;

  . product innovation;

  . sales and marketing capability; and

  . strong intellectual property.

 Arthroscopy

   We compete directly with the providers of tissue removal systems including conventional electrosurgical systems, manual instruments, power shavers and laser systems, in arthroscopic procedures. Smith & Nephew Endoscopy, which owns Acufex Microsurgical, Inc. and Dyonics, Inc.; Conmed Corporation, including its Linvatec unit; Medtronic, Inc., which owns Sofamor Danek; and Stryker Corp. each have large shares of the market for manual instruments, power shavers and arthroscopes.

   Johnson & Johnson, including Mitek, a division of its Ethicon, Inc. unit, is marketing a bipolar electrosurgical system developed by Gyrus Medical Ltd., a company based in the United Kingdom. The bipolar electrosurgical system marketed by Mitek competes directly with our tissue ablation and shrinkage technology in arthroscopy. In addition, the Linvatec unit of Conmed Corporation is marketing a monopolar electrosurgical tool for tissue ablation in arthroscopy. Oratec Interventions Inc. manufactures and sells a monopolar tissue shrinkage system that competes directly with our arthroscopic products. The tissue shrinkage market represents a small portion of the overall market in arthroscopy for our products.

   We believe that the Arthroscopic System, comprising the controller unit and disposable devices, presents a competitive pricing structure compared to alternative tools being used in arthroscopic procedures. While our disposable devices perform many functions in one tool, most competitive disposable devices only perform a single function. In such cases, multiple disposable or reusable devices would be required. Laser systems have a significantly higher capital cost than our controller and require significant ongoing maintenance and operating expenses. We are also aware of additional competitors that may commercialize products using technology similar to ours.

 Spinal Surgery

   We believe that Coblation technology will compete effectively against conventional tissue removal technology used in spinal procedures, such as mechanical instruments and powered instruments. We will compete with large companies in the spinal surgery market, and are aware of several small companies offering alternative treatments for back pain that may indirectly compete with our products.

 Ear, Nose and Throat Surgery

   There are large companies, such as Smith & Nephew, Inc., Stryker Corp., Xomed Surgical Products, Inc., which was recently acquired by Medtronic, Inc., and Conmed Corporation, which have shares of the market for manual and powered instruments for minimally-invasive sinus surgery. In addition, we face competition from

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laser companies, such as ESC Medical Systems Ltd., which develops and markets lasers for various ENT surgery applications. We expect that competition from these and other well-established competitors will increase as will competition from smaller medical device companies, such as Somnus Medical Technologies, Inc., Elmed Inc. and Ellman International, Inc. Somnus Medical Technologies, Inc. manufactures and sells medical devices that utilize radio frequency energy for the treatment of upper airway disorders, such as snoring and obstructive sleep apnea. Elmed Inc. and Ellman International, Inc. both manufacture and sell a variety of medical devices that use conventional radio frequency energy for tissue removal, cutting and/or coagulation for the treatment of snoring and other ENT surgery procedures.

 Cosmetic Surgery

   The cosmetic surgery industry includes a number of large and well established companies that provide devices for rejuvenating skin, hair removal, scar removal, the treatment of vascular and pigmented lesions and other applications, including companies that manufacture and sell dermabrasion equipment or chemical peels, and companies that manufacture and sell lasers. In skin resurfacing, we will directly compete with much larger companies that manufacture lasers for medical use, such as Coherent Medical Group and ESC Medical Systems Ltd. ESC recently merged with Laser Industries, Ltd. The combined company develops and markets lasers for a broad range of cosmetic applications including the non-invasive treatment of varicose veins and other benign vascular lesions, hair removal, skin rejuvenation and others. In addition, other large companies manufacture and sell medical devices that use radio frequency energy for certain applications in dermatology and cosmetic surgery.

   We cannot assure you that we can effectively convince surgeons and physicians to adopt our Coblation technology in the face of competition. In addition, we cannot be sure that these or other companies will not succeed in developing technologies and products that are more effective than ours or that would render our technology or products obsolete or uncompetitive. Many of these competitors have significantly greater financial, manufacturing, marketing, distribution and technical resources than us. We have received 510(k) clearances to market tissue ablation products to treat disorders in other surgical fields that we may enter. These fields are intensely competitive and we cannot assure you that these potential products would be successfully marketed.

Third-Party Reimbursement

   In the United States, health care providers, such as hospitals and physicians, that purchase medical devices, such as our products, generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of the procedure in which the medical device is being used. Reimbursement for arthroscopic, ENT surgery and spinal surgery procedures performed using devices that have received FDA approval has generally been available in the United States. Generally, cosmetic procedures are not reimbursed. In addition, some health care providers are moving toward a managed care system in which providers contract to provide comprehensive health care for a fixed cost per person. Managed care providers are attempting to control the cost of health care by authorizing fewer elective surgical procedures.

Legal Proceedings

   On February 13, 1998, we filed a lawsuit against Ethicon, Inc., Mitek Surgical Products, a division of Ethicon, Inc. and GyneCare, Inc. in the United States District Court for the Northern District of California. We settled this patent litigation on June 24, 1999. Under the terms of the settlement, Ethicon, Inc. has licensed our U.S. patents in the arthroscopy and gynecology markets and we have dismissed the legal action. Ethicon, Inc. has paid us a license fee and will pay us ongoing royalties on sales in the United States of certain arthroscopy and gynecology products. The settlement agreement also established a procedure for resolution of certain potential intellectual property disputes in these two markets without litigation.

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

   On February 4, 1999, Xomed Surgical Products, Inc. filed a complaint against us in the Fourth Judicial Circuit, Duval County, Florida, alleging breach of contract by us. In the complaint, Xomed has demanded a full refund of the amounts paid for certain products Xomed bought from us, and for a portion of an exclusive license fee Xomed paid pursuant to an exclusive license and distribution agreement between Xomed and us. We terminated this license and distribution agreement on February 5, 1999. We believe the suit is without merit, and filed a Motion to Dismiss and Answer to the Complaint on May 3, 1999. In addition, we filed two counterclaims against Xomed for damages caused by Xomed's failure to perform under the contract and for a certain milestone payment owed to us by Xomed.

   On February 4, 1999, California Medical, Inc. filed a complaint in California state court against us alleging breach of contract, interference with contractual and economic relations, trade libel, misappropriation of trade secrets, misrepresentation and unfair competition. California Medical is a former distributor of our products in Northern California. We terminated our distribution agreement with California Medical at the end of 1997. We believe the suit is without merit and filed a motion to dismiss on May 31, 1999. As a result of the hearing on our motion to dismiss, California Medical filed an amended complaint on August 9, 1999, in which they dropped the causes of action alleging misrepresentation. The parties' attempt to resolve the dispute through mediation on September 17, 1999 was unsuccessful.

   On March 24, 1999, one of our former employees filed a complaint of action for sexual harassment in violation of the Fair Employment and Housing Act and retaliation in violation of the Fair Employment and Housing Act. We filed a response to the complaint on June 23, 1999. At the case management conference on July 27, 1999 the parties stipulated mediation. According to the complaint, the demand exceeds $25,000.

Government Regulation

 United States

   Our products are regulated in the United States as medical devices by the FDA under the Federal Food, Drug, and Cosmetic Act, or the FDC Act, and require premarket clearance or approval by the FDA prior to commercialization. Pursuant to the FDC Act, the FDA regulates the research, testing, manufacture, safety, labeling, storage, record keeping, advertising, distribution and production of medical devices in the United States. Noncompliance with applicable requirements can result in warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, and criminal prosecution. Failure to comply with the regulatory requirements could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

   Unless an exemption applies, before a new device can be introduced into the market in the United States, the manufacturer or distributor must obtain FDA clearance of a 510(k) notification or approval of a PMA application. If a medical device manufacturer or distributor can establish that a device is "substantially equivalent" to a "predicate device," i.e. a legally marketed Class I or Class II device or a preamendment Class III device (i.e. one that was in commercial distribution before May 28, 1976) for which the FDA has not called for PMAs, the manufacturer or distributor may seek clearance from the FDA to market the device by submitting a 510(k) notification. The 510(k) notification will need to be supported by appropriate data establishing the claim of substantial equivalence to the satisfaction of the FDA.

   Following submission of the 510(k) notification, the manufacturer or distributor may not place the device into commercial distribution until an order is issued by the FDA. Currently, the FDA typically responds to the submission of a 510(k) notification within 90 to 120 days, but it may take significantly longer. An FDA order may declare that the device is substantially equivalent to another legally marketed device and allow the proposed device to be marketed in the United States. The FDA, however, may determine that the proposed device is not substantially equivalent or require further information, including clinical data, to make a determination regarding substantial equivalence. Such determination or request for additional information could

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delay market introduction of the products that are the subject of the 510(k)
notification. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in the intended use of the device, requires a new 510(k) clearance.

   We have received 510(k) clearance to market our Arthroscopic System for surgery of the knee, shoulder, elbow, wrist, hip and ankle joints. In addition, we have received 510(k) clearance to market our Cosmetic Surgery System in general dermatology procedures and are pursuing additional clearances that will allow our Cosmetic Surgery System to be marketed in the United States specifically for skin resurfacing and wrinkle reduction. With respect to our ENT surgery system, we have received 510(k) clearances to market our ENT surgery system in general head, neck, oral and sinus surgical procedures. We have applied for, but not yet received, 510(k) clearance to market our Spinal Surgery System. We cannot assure you that we will be able to obtain necessary clearances or approvals to market our products on a timely basis, if at all. Delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

   After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in the intended use of the device, requires a new 510(k) clearance. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to submit a premarket notification requiring 510(k) clearance. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance is obtained. We have modified some of our marketed devices, but have determined that, in our view, new 510(k) clearances are not required. No assurance can be given that the FDA would agree with any of our decisions not to seek 510(k) clearance. If the FDA requires us to seek 510(k) clearance for any modification, the FDA also may require us to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance.

   If a manufacturer or distributor of medical devices cannot establish that a proposed device is substantially equivalent to a legally marketed predicate device, the device is placed in Class III and the manufacturer or distributor must seek premarket approval of the proposed device through submission of a PMA application. A PMA application must be supported by extensive data, including, in many instances, preclinical and clinical trial data, as well as extensive literature, to prove the safety and effectiveness of the device to the FDA's satisfaction. Following receipt of a PMA application, if the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will "file" the application. Under the FDC Act, the FDA has 180 days to review a PMA application, although the review of such an application more often occurs over a protracted time period, and generally takes approximately two years or more from the date of filing to complete.

   The PMA application approval process can be expensive, uncertain and lengthy. A number of devices for which premarket approval has been sought by other companies have never been approved for marketing. The review time is often significantly extended by the FDA, which may require more information or clarification of information already provided in the submission. In addition, the FDA will inspect the manufacturing facility to ensure compliance with QSR requirements prior to approval of an application. If granted, the approval of the PMA application may include significant limitations on the indicated uses for which a product may be marketed.

   If necessary, we will file a PMA application with the FDA for approval to sell our potential products commercially in the United States when we have developed such products. We cannot assure you that we will be able to obtain necessary PMA application approvals to market these products on a timely basis, if at all, and delays in receipt or failure to receive these approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

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   If human clinical trials of a device are required and if the device presents a "significant risk," the manufacturer or the distributor of the device is required to file an Investigational Device Exemption, or IDE, application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and, possibly, mechanical testing. Sponsors of clinical trials are permitted to sell investigational devices distributed in the course of the study, provided such costs do not exceed recovery of the costs of manufacture, research, development and handling. The clinical trials must be conducted under the auspices of an independent Institutional Review Board, or IRB, established pursuant to FDA regulations, and with appropriate informed consent of the patient.

   We are also required to register as a medical device manufacturer with the FDA and state agencies, such as the California Department of Health Services, or CDHS, and to list our products with the FDA. As such, we are subject to inspections by both the FDA and the CDHS for compliance with the FDA's QSR requirements and other applicable regulations. These regulations require that we maintain our documents in a prescribed manner and follow quality assurance procedures with respect to manufacturing, testing and control activities. Further, we and third party manufacturers of our products are required to comply with various FDA requirements for design, safety, advertising and labeling. We cannot assure you that we and our component suppliers can avoid problems involving regulatory compliance, product recalls or quality control and assurance.

   Regulations regarding the manufacture and sale of our products are subject to change. We cannot predict the effect, if any, that such changes might have on our business, financial condition, results of operations and future growth prospects.

   We must comply with numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substance disposal. No assurance can be given that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

 International

   International sales of our products are subject to strict regulatory requirements. The regulatory review process varies from country to country. We have obtained regulatory clearance to market the Arthroscopic System in Australia, Europe, Japan, Canada and Mexico, to market our Cosmetic Surgery System in Europe and Canada, to market our ENT surgery system in Europe and to market our Spinal Surgery Systems in Europe, but have not obtained any other international regulatory approvals permitting sales of our products outside of the United States. We are seeking and we intend to seek regulatory approvals in other international markets. We cannot assure you, however, that we can obtain such approvals on a timely basis or at all.

   For European distribution, we have received ISO 9001/EN46001 certification, and the EC Certificate pursuant to the European Union Medical Device Directive 93/42/EEC, allowing us to CE Mark our products after assembling appropriate documentation. ISO 9001/EN46001 certification standards for quality operations have been developed to ensure that companies know, on a worldwide basis, the standards of quality to which they will be held. The European Union has promulgated rules requiring medical products to receive the CE Mark, an international symbol of quality and compliance with applicable European medical device directives. Failure to maintain the CE Mark will preclude us from selling our products in Europe. ISO 9001/EN46001 certification in conjunction with demonstrated performance to the medical device directive is one of the alternatives available to meet the CE Mark requirements. We cannot assure you that we will be successful in maintaining certification requirements.

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Product Liability Risk and Insurance Coverage

   The development, manufacture and sale of medical products entail significant risk of product liability claims. Our current product liability insurance coverage limits are $7,000,000 per occurrence and $7,000,000 in the aggregate. We cannot assure you that such coverage limits are adequate to protect us from any liabilities we might incur in connection with the development, manufacture and sale of our products. In addition, we may require increased product liability coverage as products are successfully commercialized in additional applications. Product liability insurance is expensive and in the future may not be available to us on acceptable terms, if at all. We have not received any product liability claims to date. However, a successful product liability claim or series of claims brought against us in excess of our insurance coverage could have a material adverse effect on our business, financial condition, results of operations and prospects.

Employees

   As of July 3, 1999, we had 229 employees of whom 143 were engaged in manufacturing activities, 23 were engaged in research and development activities, 30 were engaged in sales and marketing activities, 17 were engaged in regulatory affairs and quality assurance and 16 were engaged in general and administrative functions. No employees are covered by collective bargaining agreements, and we believe we maintain good relations with our employees.

   We are dependent upon a number of key management and technical personnel. The loss of the services of one or more key employees or consultants could have a material adverse effect on us. Our success will also depend on our ability to attract and retain additional highly qualified management and technical personnel. We face intense competition for qualified personnel, many of whom often receive competing employment offers. We cannot assure you that we will be able to attract and retain such personnel. Furthermore, our scientific advisory board members are all otherwise employed on a full-time basis. As a result, the scientific advisory board members are not available to devote their full time or attention to our affairs.

Facilities

   We lease approximately 32,000 square feet in two neighboring buildings in Sunnyvale, California for administrative offices, general and administrative purposes, manufacturing facilities and warehousing space. Our two leases for these facilities will expire in February 2002. We believe that our existing facilities are adequate for our immediate needs through 1999.

                                   MANAGEMENT

Directors and Officers of ArthroCare

   The following table sets forth certain information concerning our directors and executive officers:

          Name            Age Position
          ----            --- --------
Michael A. Baker........   40 President and Chief Executive Officer
Robert T. Hagan.........   53 Vice President, Manufacturing
Christine Hanni.........   39 Vice President, Finance and Chief Financial Officer
Bruce Prothro...........   37 Vice President, Regulatory Affairs and Quality Assurance
John R. Tighe...........   38 Vice President, Worldwide Sales and Marketing
Annette J. Campbell-
 White..................   52 Director
C. Raymond Larkin, Jr...   51 Director
John S. Lewis...........   53 Director
Robert R. Momsen........   52 Director
Hira V. Thapliyal,         50 Director
 Ph.D...................

   Michael A. Baker has served as our President, Chief Executive Officer and a director since July 1997. From 1989 to 1997, Mr. Baker held several positions in planning, corporate development and senior management at Medtronic, Inc. a multi-billion dollar medical technology company specializing in implantable and invasive therapies. His most recent position at Medtronic, Inc., was Vice-President, General Manager of Medtronic's Coronary Vascular Division. From 1988 to 1989, Mr. Baker was a management consultant at The Carroll Group. From 1986 to 1988, Mr. Baker was a Corporate Development Officer at American National Bank & Trust Co. Prior to joining American National Bank & Trust Co., Mr. Baker served in the United States Army from 1981 to 1986. Mr. Baker holds a bachelor degree from the United States Military Academy at West Point and an M.B.A. from the University of Chicago.

   Robert T. Hagan joined our company in August 1995 as Vice President, Manufacturing. From October 1992 to July 1995, Mr. Hagan was retired. From 1984 to September 1992, Mr. Hagan held several manufacturing oversight position with Haemonetics Corporation, a manufacturer of blood processing equipment and sterile disposable devices. His most recent position at Haemonetics Corporation was Director of Advanced Manufacturing Technologies. Mr. Hagan also served as Vice President of Manufacturing for Haemonetics and Medical and Scientific Designs, Incorporated, a start-up reagent company. Mr. Hagan holds a B.S. degree in Industrial Engineering from Tennessee Technological University.

   Christine Hanni joined our company in January 1998 as Vice President, Finance and Chief Financial Officer. From 1992 until 1997, Ms. Hanni first served as Corporate Controller and then as Director of International Finance and Sales Administration of Target Therapeutics, Inc., a leading manufacturer of disposable medical devices for the treatment of various brain diseases. Prior to joining Target, she held several finance and accounting positions with Tandem Computers, Inc. including Marketing Accounting Manager. From 1983 to 1987, Ms. Hanni was an auditor for Coopers & Lybrand in San Jose, California and Portland, Oregon. Ms. Hanni holds a B.S. degree in Accounting from Southern Oregon University.

   Bruce Prothro joined our company in October 1998 as Vice President, Regulatory Affairs and Quality Assurance. From November 1992 to September 1998, Mr. Prothro held various positions with KeraVision, Inc. where most recently he served as the Director of Regulatory Affairs and Compliance. Prior to his tenure at KeraVision, Inc. Mr. Prothro was Manager, Quality Engineering at Advanced Cardiovascular Systems, Inc. and Manufacturing Manager at Diamon Images, Inc. Mr. Prothro holds a B.S. degree in Chemistry from the University of California, Berkeley.

   John R. Tighe joined our company in January 1995 as the Director of Sales. He was appointed Vice President of Worldwide Sales and Marketing in January 1999. From December 1988 to December 1994, Mr. Tighe held various sales positions with Acufex Microsurgical, Inc., a manufacturer of arthroscopic instruments. His most recent position at Acufex Microsurgical, Inc. was National Sales Manager. Mr. Tighe holds a B.S. degree in Civil Engineering from the University of Maryland.

   Annette J. Campbell-White has been a director of our company since May 1993. Since 1986, Ms. Campbell-White has been the Managing General Partner of MedVenture Associates, a venture capital firm which invests primarily in medical device companies. From July 1992 to July 1994, Ms. Campbell-White was a general partner of Paragon Venture Partners II, a venture capital partnership. Ms. Campbell-White has a B.Sc. degree in Chemical Engineering and an M.Sc. degree in Physical Chemistry each from the University of Cape Town, South Africa. Ms. Campbell-White serves on the board of directors of several privately held companies.

   C. Raymond Larkin, Jr. has been a director of our company since April 1996. From 1983 to March 1998, he held various executive positions with Nellcor Incorporated, a medical products company, for which he served as President and Chief Executive Officer from 1989 until August 1995 when he became President and Chief Executive Officer of Nellcor Puritan Bennett Incorporated upon the merger of Nellcor Incorporated with Puritan-Bennett Corporation. Since July 1998, Mr. Larkin has been a principal of 3x NELL, a company which invests in and provides consulting services to the medical device, biotechnology and pharmaceutical industries. Mr. Larkin is also a director of Neuromedical Systems, Inc. and Hangar Orthopedics M.D. He holds a B.S. degree from LaSalle University.

   John S. Lewis has been a director of our company since May 1993. Since 1983, Mr. Lewis has been a founding General Partner of Paragon Venture Partners, a venture capital firm specializing in high technology, business services and healthcare investments. From September 1995 to April 1999, Mr. Lewis was also a founding Managing Director of Pacific Venture Group, a venture capital firm focused on healthcare services investing. Prior to 1983, Mr. Lewis was a Vice President with Citicorp Venture Capital. Mr. Lewis currently serves on the board of directors of several private companies. He holds a B.S. degree in Mechanical Engineering from University of California at Berkeley and an M.B.A. degree from Harvard Business School.

   Robert R. Momsen has been a director of our company since January 1994. Since 1982, he has been General Partner of InterWest Partners, a venture capital firm which invests primarily in life sciences companies. Prior to 1981, Mr. Momsen served as General Manger and Chief Financial Officer for Life Instruments Corporation, a medical imaging company which he co-founded. Mr. Momsen is also a director of COR Therapeutics, Inc., Coulter Pharmaceutical, Inc., First Medical Inc., Innovasive Devices, Inc., Integ, Inc., Urologix, Progenitor, Inc. and several private companies. Mr. Momsen holds an M.B.A. degree from Stanford University.

   Hira V. Thapliyal, Ph.D., a founder of our company, served as Chief Technical Officer from July 1997 through October 1998 and from May 1993 to July 1997, served as President, Chief Executive Officer and has been a director of our company since inception. From 1989 to 1993, Dr. Thapliyal was a President and Chief Executive Officer of MicroBionics, Inc., a privately-held company developing an in-vivo continuous blood gas monitor. In 1986, Dr. Thapliyal co-founded Cardiovascular Imaging Systems, Inc. ("CVIS") and served as its President until 1988. CVIS develops and markets catheters for ultrasonic intraluminal imaging of human arteries. From 1984 to 1986, Dr. Thapliyal was Vice-President, Engineering of Devices for Vascular Interventions, Inc. a leader in marketing arthrectomy systems for treatment of atherosclerotic disease. Dr. Thapliyal holds an M.S. degree in Electrical Engineering from the University of Idaho and a Ph.D. in Materials Science & Engineering from Cornell University.

                             PRINCIPAL STOCKHOLDERS

   We have described the "beneficial ownership" of our common stock in the following tables according to the Securities and Exchange Commission's rules. Those rules treat a stockholder as owning any shares covered by a stock option, warrant or other convertible security that the stockholder could exercise within 60 days after the date of this prospectus, even if they have not actually been exercised. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as described below, the stockholder listed is the only person who has the authority to decide how to vote the shares they own, and if and when to sell those shares, subject to community property laws where applicable.

Common Stock

   The following table sets forth the beneficial ownership of our common stock as of July 3, 1999:

  . each person who is known by us to beneficially own more than five percent of our common stock;

  . each of our current directors and executive officers;

  . all directors and executive officers as a group.

                                                        Shares Beneficially
                                                               Owned
                                                       Prior to the Offering
                                                       ----------------------
Name and Address                                       Number (1) Percent (2)
----------------                                       ---------- -----------
Scudder Kemper Investments, Inc.......................   764,779      8.5%
 345 Park Avenue
 New York, NY 10154
Kern Capital Management LLC...........................   569,000      6.3%
 114 West 47th Street, #1926
 New York, NY 10036
Brown Investment Advisory & Trust Co..................   521,705      5.8%
 19 South Street
 Baltimore, MD 21202-3232
Hira V. Thapliyal, Ph.D. (3)..........................   481,774      5.3%
Michael A. Baker (4)..................................   176,962      2.0%
John S. Lewis (5).....................................   149,685      1.7%
Robert T. Hagan (6)...................................   131,838      1.5%
Annette J. Campbell-White (7).........................   101,948      1.1%
Robert R. Momsen (8)..................................    44,662        *
Christine Hanni (9)...................................    36,578        *
John R. Tighe (10)....................................    31,260        *
C. Raymond Larkin, Jr. (11)...........................    21,458        *
Bruce Prothro.........................................       --         *
All directors and executive officers as a group (10
 persons)(12)......................................... 1,176,165     13.0%

--------
   * Represents less than 1%.

 (1) Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

 (2) Applicable percentage ownership is based on 9,035,886 shares of common stock outstanding as of July 3, 1999 together with applicable options for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares. Shares of common stock subject to the options currently exercisable, or exercisable within 60 days, are deemed outstanding for computing the percentage of ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

 (3) Includes an aggregate of 200,000 shares held in trust for Dr. Thapliyal's minor children, over which Dr. Thapliyal does not hold voting or dispositive control, and 5,083 shares issuable to Dr. Thapliyal upon exercise of stock options exercisable within 60 days.

 (4) Consists of 20,657 shares held by Michael A. Baker, and 156,305 shares issuable to Mr. Baker upon exercise of stock options exercisable within 60 days.

 (5) Consists of 127,560 shares held by John S. Lewis, 10,000 shares held by John S. Lewis IRA Charles Schwab & Co. Inc., 5,000 shares which are held by the Lewis Family Partnership, and 7,125 shares issuable to Mr. Lewis upon exercise of stock options exercisable within 60 days.

 (6) Consists of 117,881 shares held by Robert T. Hagan and Barbara Hagan as joint tenants over which Mr. Hagan and Ms. Hagan hold voting and dispositive control and 13,957 shares issuable to Mr. Hagan upon exercise of stock options exercisable within 60 days.

 (7) Consists of 84,823 shares held by Annette J. Campbell-White, 10,000 shares held by Delaware Charter Guarantee & Trust Co., Cust. MedVenture Partners fbo Annette J. Campbell-White Profit Sharing Plan and 7,125 shares issuable upon exercise of stock options exercisable within 60 days.

 (8) Consists of 37,537 shares held by Robert R. Momsen and 7,125 shares issuable to Mr. Momsen upon exercise of stock options exercisable within 60 days.

 (9) Consists of 4,391 shares held by Christine Hanni and 32,187 shares issuable to Ms. Hanni upon exercise of stock options exercisable within 60 days.

(10) Consists of 325 shares held by John R. Tighe, and 30,935 shares issuable to Mr. Tighe upon exercise of stock options exercisable within 60 days.

(11) Consists of 21,458 shares issuable to Mr. Larkin upon exercise of stock options exercisable within 60 days.

(12) See footnotes (3) through (11) above.

                          DESCRIPTION OF CAPITAL STOCK

   The following description of the material terms of our capital stock is qualified by reference to our amended and restated certificate of incorporation and our preferred shares rights agreement, dated as of November 14, 1996, as amended October 2, 1998. See "Where You Can Find More Information."

   Our authorized capital stock currently consists of 20,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. Each share of our common stock trades with rights. See "--Rights Plan." As of July 3, 1999, there were outstanding 9,035,886 shares of our common stock and no shares of our Series A preferred stock.

Common Stock

   Holders of our common stock are entitled to receive dividends or distributions that are lawfully declared by our board of directors, to have notice of any authorized meeting of stockholders, and to one vote for each share of our common stock on all matters which are properly submitted to a vote of our stockholders. As a Delaware corporation, we are subject to statutory limitations on the declaration and payment of dividends. In the event of our liquidation or other dissolution, holders of our common stock will have the right to a ratable portion of the assets that remain after the full payment of amounts owed to our creditors, the payment of all our liabilities and the aggregate liquidation preferences of any outstanding shares of our preferred stock. The holders of our common stock have no conversion, redemption, preemptive or cumulative voting rights. All outstanding shares of our common stock are, and the shares of our common stock to be issued in this offering will be, validly issued, fully paid and non-assessable.

Preferred Stock

   Our charter authorizes our board of directors to issue preferred stock in one or more series, to establish the number of shares in any series and to set the designation and preferences of any series of preferred stock. Our board of directors is also authorized to set the rights, qualifications, and restrictions on each series of preferred stock.

   In connection with the adoption of our stockholder rights plan, our board of
directors has designated     shares of preferred stock as Series A
participating preferred stock. The Series A preferred shares purchasable upon exercise of the rights issuable under the stockholder rights plan will not be redeemable. Each share of Series A preferred stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per common share. If we are liquidated, the holders of the Series A preferred shares will be entitled to a preferential liquidation payment equal to accrued but unpaid dividends plus 1,000 times the aggregate per share amount to be distributed with respect to each share of our common stock. Each Series A preferred share will have 1,000 votes, voting together with the holders of our common stock, except as required by law or the certificate of designation relating to the Series A preferred stock. In a merger, consolidation or other transaction in which our common stock is changed or exchanged, each Series A preferred share will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Series A preferred shares, the value of the one one-thousandth interest in a share of Series A preferred stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

   Delaware Anti-Takeover Law. We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law or DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (we have not made such an election), (ii) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder, (iii) upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer) or (iv) the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

   Limitation of Officer and Director Liability and Indemnification Arrangements. Our certificate of incorporation provides that an officer or director of ours will not be personally liable to us or our stockholders for monetary damages for any breach of his or her fiduciary duty as an officer or director, except in certain cases where liability is mandated by the DGCL. The provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate of incorporation also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he or she is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if (i) the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests, or (ii) with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Norwest Bank Minnesota, N.A.

Stockholder Rights Plan

   Our board of directors has adopted a stockholder rights plan. The stockholder rights plan provides for a dividend distribution of one right on each outstanding share of common stock. Each right entitles stockholders to buy 1/1000th of a share of our Series A participating preferred stock at an exercise price of $50.00. The rights will become exercisable following the tenth day after a person or group announces acquisition of 15 percent or more of our common stock, or announces commencement of a tender offer, the consummation of which would result in ownership by the person or group of 15 percent or more of our common stock. We will be entitled to redeem the rights at $0.01 per right at any time on or before the tenth day following acquisition by a person or group of 15 percent or more of our common stock.

   The stockholder rights plan is designed to assure that our stockholders receive fair and equal treatment in the event of any proposed takeover of ArthroCare and to guard against partial tender offers and other abusive tactics to gain control of ArthroCare without paying all stockholders the fair value of their shares, including a control premium. We believe that the stockholder rights plan will permit us to develop our business and foster our long-term growth without disruptions caused by the threat of a takeover not deemed by our board to be in our stockholder's best interests. Generally, the stockholder rights plan will encourage any potential acquirer to negotiate directly with our board. As a result, the stockholder rights plan may have the effect of deterring third parties from making proposals involving an acquisition or change of control of ArthroCare, although such proposals, if made, might be considered desirable and beneficial by a majority of our stockholders. The stockholders rights plan could have the further anti-takeover effect of making it more difficult for third parties to acquire a majority of our common stock or to cause the replacement of our board of directors.

                                  UNDERWRITING

   The underwriters named below, acting through their representatives, BancBoston Robertson Stephens, Inc. and Bear, Stearns & Co. Inc. have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   BancBoston Robertson Stephens Inc. ................................   676,000
   Bear, Stearns & Co. Inc............................................   364,000
   Dain Rauscher Wessels..............................................    50,000
   Pacific Growth Equities, Inc.......................................    50,000
   Tucker Anthony Incorporated........................................    50,000
                                                                       ---------
     Total............................................................ 1,190,000
                                                                       =========

   The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $2.02 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

   The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

 Over-Allotment Option

   We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 178,500 shares of common stock at the same price per share as will be paid for the 1,190,000 shares that the underwriters have agreed to purchase. If the underwriters exercise their over-allotment option to purchase any of the additional 178,500 shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

   The following table summarizes the compensation to be paid to the underwriters by us:

                                                            Total
                                                ------------------------------
                                                         Without
                                                 Per      Over-    With Over-
                                                Share   allotment   allotment
                                                ------ ----------- -----------
Underwriting Discounts and Commissions payable
 by us......................................... $ 3.36 $ 3,998,400 $ 4,598,160

   We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $500,000.

 Indemnity

   The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

 Lock-Up Agreements

   Each of our executive officers and directors have agreed, during the period of 90 days after the effective date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock now owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have or thereafter acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements.

   In addition, we have agreed that during the lock-up period we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period.

 Stabilization

   The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

 Passive Market Making

   In connection with this offering and before the commencement of offers or sales of the common stock, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act, during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

   The validity of the common stock being offered will be passed upon for us by Latham & Watkins, Menlo Park, California. Wilson, Sonsini Goodrich & Rosati, Palo Alto, California, has acted as counsel for the underwriters in connection with this offering.

                                    EXPERTS

   Our consolidated financial statements as of January 3, 1998 and January 2, 1999 and for each of the three years ended January 2, 1999 included and incorporated by reference in this prospectus have been so included in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

Available Information

   We file annual, quarterly and special reports, as well as registration and proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document filed by us with the Securities and Exchange Commission, including this registration statement on Form S-3 and exhibits, at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Securities and Exchange Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can get further information from the Securities and Exchange Commission's Public Reference Room by calling 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website at http://www.sec.gov which contains our reports, registration statements and other information regarding registrants like us that file electronically with the Securities and Exchange Commission.

   This prospectus is part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission under the Securities Act of 1933 with respect to this offering of common stock. As permitted by the Securities and Exchange Commission, this prospectus, which constitutes part of the registration statement on Form S-3, does not contain all of the information in the registration statement filed with the Securities and Exchange Commission. For a fuller understanding of this offering, you can look at the complete registration statement on Form S-3 which may be obtained from the locations described above.

Incorporation by Reference

   The Securities and Exchange Commission allows us to "incorporate by reference" the information we have filed with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to documents we filed with the Securities and Exchange Commission. We incorporate by reference the documents listed below, and all documents subsequently filed by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement. The information we incorporate by reference is part of this prospectus, and any later information that we file with the Securities and Exchange Commission will automatically update and supersede this information.

   The documents we incorporate by reference are:

  1. Our Annual Report on Form 10-K and related 10-K/As for the fiscal year ended January 2, 1999;

  2. Our Quarterly Report on Form 10-Q for the quarter ended April 4, 1999;

  3. Our Quarterly Report on Form 10-Q for the quarter ended July 3, 1999;

  4. Our Proxy Statement for our 1999 Annual Meeting of Stockholders; and

  5. The description of our common stock set forth in our registration statement on Form 8-A filed with the Securities and Exchange Commission on January 11, 1996.

   You can obtain the documents incorporated by reference from us without charge, excluding all exhibits except those that have been specifically incorporated by reference in this prospectus. You may obtain documents incorporated by reference by requesting them in writing or by telephone from ArthroCare Corporation, 595 North Pastoria Avenue, Sunnyvale, California 94086 (telephone 408/736-0224); attention: Investor Relations. Our internet address is www.arthrocare.com.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants..........................................  F-2

Consolidated Balance Sheets................................................  F-3

Consolidated Statements of Operations......................................  F-4

Consolidated Statements of Stockholders' Equity............................  F-5

Consolidated Statements of Cash Flows......................................  F-6

Notes to Consolidated Financial Statements.................................  F-7

Unaudited Condensed Consolidated Balance Sheets............................ F-17

Unaudited Condensed Consolidated Statements of Operations.................. F-18

Unaudited Condensed Consolidated Statements of Cash Flows.................. F-19

Notes to Unaudited Condensed Consolidated Financial Statements............. F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
ArthroCare Corporation:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of ArthroCare Corporation and its subsidiaries (the "company") at January 3, 1998, and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
January 27, 1999

                             ARTHROCARE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                    (in thousands, except per share amounts)

                                                          January 3, January 2,
                                                             1998       1999
                                                          ---------- ----------
                         ASSETS
Current assets:
  Cash and cash equivalents..............................  $  8,188   $  2,826
  Available-for-sale securities..........................    10,674      5,232
  Accounts receivable, net of allowances of $594 in 1997
   and $469 in 1998 .....................................     2,223      5,972
  Inventories............................................     2,019      7,069
  Prepaid expenses and other current assets..............       210      1,038
                                                           --------   --------
    Total current assets.................................    23,314     22,137
Available-for-sale securities............................     1,010         --
Property and equipment, net..............................     1,412      4,560
Related party receivables................................       876        723
Other assets.............................................        63        340
                                                           --------   --------
    Total assets.........................................  $ 26,675   $ 27,760
                                                           ========   ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................  $    968   $  1,797
  Accrued liabilities....................................       672      1,734
  Accrued compensation...................................     1,315      1,056
  Deferred revenue.......................................        --        517
  Capital lease obligations, current portion.............        17         60
                                                           --------   --------
    Total current liabilities............................     2,972      5,164
Capital lease obligations, less current portion..........        --        151
Deferred rent............................................       157        140
                                                           --------   --------
    Total liabilities....................................     3,129      5,455
                                                           --------   --------
Commitments and contingencies (Note 5 and Note 14)

Preferred stock, par value $0.001:
  Authorized: 5,000 shares;
  Issued and outstanding: 0 shares in 1997 and 1998......        --         --
Common stock, par value $0.001:
  Authorized: 20,000 shares;
  Issued and outstanding: 8,869 shares in 1997 and 8,972
   shares in 1998 .......................................         9          9
Additional paid-in capital...............................    49,153     49,901
Notes receivable from stockholders.......................       (92)       (51)
Deferred compensation....................................      (228)       (68)
Accumulated other comprehensive income (loss)............        10        (39)
Accumulated deficit......................................   (25,306)   (27,447)
                                                           --------   --------
  Total stockholders' equity.............................    23,546     22,305
                                                           --------   --------
    Total liabilities and stockholders' equity...........  $ 26,675   $ 27,760
                                                           ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             ARTHROCARE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (in thousands, except per share data)

                                                        Year Ended
                                            ----------------------------------
                                            December 28, January 3, January 2,
                                                1996        1998       1999
                                            ------------ ---------- ----------
Revenues:
  Product sales............................   $ 6,022     $12,796    $24,624
  License fees.............................        --          --      3,292
                                              -------     -------    -------
    Total revenues.........................     6,022      12,796     27,916
Cost of product sales......................     5,242       8,495     12,368
                                              -------     -------    -------
    Gross profit...........................       780       4,301     15,548
                                              -------     -------    -------
Operating expenses:
  Research and development.................     3,772       4,026      4,355
  Sales and marketing......................     3,635       6,263     10,495
  General and administrative...............     2,582       3,112      3,775
                                              -------     -------    -------
    Total operating expenses...............     9,989      13,401     18,625
                                              -------     -------    -------
    Loss from operations...................    (9,209)     (9,100)    (3,077)
Interest income and other, net.............     1,505       1,413        937
                                              -------     -------    -------
Loss before taxes..........................    (7,704)     (7,687)    (2,140)
Income tax provision.......................        (1)         (1)        (1)
                                              -------     -------    -------
    Net loss...............................   $(7,705)    $(7,688)   $(2,141)
                                              =======     =======    =======
Basic and diluted net loss per common
 share.....................................   $ (0.97)    $ (0.87)   $ (0.24)
                                              =======     =======    =======
Shares used in computing basic and diluted
 net loss per common share.................     7,936       8,813      8,926
                                              =======     =======    =======


  The accompanying notes are an integral part of these consolidated financial statements.

                            ARTHROCARE CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                     (in thousands, except per share data)

                                                                     Notes                   Accumulated
                    Preferred Stock     Common Stock   Additional  Receivable                   Other
                   ------------------ ----------------  Paid-In       from       Deferred   Comprehensive Accumulated
                     Shares    Amount  Shares   Amount  Capital   Stockholders Compensation Income/(loss)   Deficit
                   ----------  ------ --------- ------ ---------- ------------ ------------ ------------- -----------
BALANCES,
DECEMBER 31,
1995.............   8,677,750   $ 9   1,792,725  $ 2    $16,869       $(92)       $(550)        $ --       $ (9,913)
 Issuance of
 common stock
 through:
 Initial public
 offering at $
 14.00 per share
 in February
 1996, net of
 issuance costs
 of $3,563.......          --    --   2,530,000    3     31,854         --           --           --             --
 Conversion of
 preferred stock
 in connection
 with the initial
 public offering
 in February
 1996............  (8,677,750)   (9)  4,338,875    4          5         --           --           --             --
 Exercise of
 options.........          --    --     106,643   --         63         --           --           --             --
 Employee stock
 purchase plan...          --    --      10,101   --         66         --           --           --             --
 Deferred
 compensation
 related to
 issuance of
 common stock and
 grants of stock
 options.........          --    --          --   --          5         --           (5)          --             --
 Amortization of
 deferred
 compensation....          --    --          --   --         --         --          167           --             --
 Change in
 unrealized gain
 on available-
 for-sale
 securities......          --    --          --   --         --         --           --            9             --
 Net loss........          --    --          --   --         --         --           --           --         (7,705)
                   ----------   ---   ---------  ---    -------       ----        -----         ----       --------
BALANCES,
DECEMBER 28,
1996.............          --    --   8,778,344    9     48,862        (92)        (388)           9        (17,618)
 Issuance of
 common stock
 through:
 Exercise of
 options.........          --    --      74,287   --        201         --           --           --             --
 Employee stock
 purchase plan...          --    --      16,865   --         90         --           --           --             --
 Amortization of
 deferred
 compensation....          --    --          --   --         --         --          160           --             --
 Change in
 unrealized gain
 on available-
 for-sale
 securities......          --    --          --   --         --         --           --            1             --
 Net loss........          --    --          --   --         --         --           --           --         (7,688)
                   ----------   ---   ---------  ---    -------       ----        -----         ----       --------
BALANCES, JANUARY
3, 1998..........          --    --   8,869,496    9     49,153        (92)        (228)          10        (25,306)
 Issuance of
 common stock
 through:
 Repayment of
 notes receivable
 from
 stockholder.....          --    --          --   --         --         41           --           --
 Exercise of
 options.........          --    --      89,927   --        586         --           --           --             --
 Employee stock
 purchase plan...          --    --      13,545   --        162         --           --           --             --
 Amortization of
 deferred
 compensation....          --    --          --   --         --         --          160           --             --
 Change in
 unrealized gain
 on available-
 for-sale
 securities......          --    --          --   --         --         --           --          (10)            --
 Currency
 translation
 adjustment......          --    --          --   --         --         --           --          (39)            --
 Net loss........          --    --          --   --         --         --           --           --         (2,141)
                   ----------   ---   ---------  ---    -------       ----        -----         ----       --------
BALANCES, JANUARY
2, 1999..........          --   $--   8,972,968  $ 9    $49,901       $(51)       $ (68)        $(39)      $(27,447)
                   ==========   ===   =========  ===    =======       ====        =====         ====       ========
                       Total
                   Stockholders' Comprehensive
                      Equity     Income (loss)
                   ------------- -------------
BALANCES,
DECEMBER 31,
1995.............     $ 6,325
 Issuance of
 common stock
 through:
 Initial public
 offering at $
 14.00 per share
 in February
 1996, net of
 issuance costs
 of $3,563.......      31,857
 Conversion of
 preferred stock
 in connection
 with the initial
 public offering
 in February
 1996............          --
 Exercise of
 options.........          63
 Employee stock
 purchase plan...          66
 Deferred
 compensation
 related to
 issuance of
 common stock and
 grants of stock
 options.........          --
 Amortization of
 deferred
 compensation....         167
 Change in
 unrealized gain
 on available-
 for-sale
 securities......           9       $     9
 Net loss........      (7,705)       (7,705)
                   ------------- -------------
BALANCES,
DECEMBER 28,
1996.............      30,782       $(7,696)
                                 =============
 Issuance of
 common stock
 through:
 Exercise of
 options.........         201
 Employee stock
 purchase plan...          90
 Amortization of
 deferred
 compensation....         160
 Change in
 unrealized gain
 on available-
 for-sale
 securities......           1       $     1
 Net loss........      (7,688)       (7,688)
                   ------------- -------------
BALANCES, JANUARY
3, 1998..........      23,546       $(7,687)
                                 =============
 Issuance of
 common stock
 through:
 Repayment of
 notes receivable
 from
 stockholder.....          41
 Exercise of
 options.........         586
 Employee stock
 purchase plan...         162
 Amortization of
 deferred
 compensation....         160
 Change in
 unrealized gain
 on available-
 for-sale
 securities......         (10)      $   (10)
 Currency
 translation
 adjustment......         (39)          (39)
 Net loss........      (2,141)       (2,141)
                   ------------- -------------
BALANCES, JANUARY
2, 1999..........     $22,305       $(2,190)
                   ============= =============

  The accompanying notes are an integral part of these consolidated financial statements.

                             ARTHROCARE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                          Year Ended
                                              ----------------------------------
                                              December 28, January 3, January 2,
                                                  1996        1998       1999
                                              ------------ ---------- ----------
Cash flows from operating activities:
 Net loss...................................   $  (7,705)   $ (7,688)  $ (2,141)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation and amortization.............         370         615        958
  Provision for doubtful accounts receivable
   and product returns......................         313         276       (125)
  Forgiveness of notes receivable...........          --          11         --
  Provision for excess and obsolete
   inventory................................          50         249        (26)
  Change in unrealized (gain) loss on
   securities...............................          --          --        (10)
  Loss (gain) on disposal of property and
   equipment................................         309          19         (4)
  Amortization of deferred compensation.....         167         160        160
  Deferred rent.............................           9          --        (17)
 Changes in operating assets and
  liabilities:
  Accounts receivable.......................      (1,352)     (1,248)    (3,624)
  Inventory.................................        (293)     (1,509)    (5,024)
  Prepaid expenses and other current
   assets...................................         736         (55)      (828)
  Accounts payable..........................         288         (87)       829
  Accrued liabilities.......................         772         742        803
  Deferred revenue..........................          --          --        517
  Other assets..............................         (20)          6       (273)
                                               ---------    --------   --------
   Net cash used in operating activities....      (6,356)     (8,509)    (8,805)
                                               ---------    --------   --------
Cash flows from investing activities:
 Purchases of property and equipment........      (1,028)       (562)    (3,893)
 Purchases of available-for-sale
  securities................................    (189,648)    (20,656)   (28,059)
 Sales or maturities of available-for-sale
  securities................................     171,735      26,895     34,511
                                               ---------    --------   --------
   Net cash provided by (used in) investing
    activities..............................     (18,941)      5,677      2,559
                                               ---------    --------   --------
Cash flows from financing activities:
 Issuance of notes receivable to related
  parties...................................         (75)       (686)        --
 Repayment of capital leases................         (29)        (41)       (14)
 Repayment of notes receivable from related
  parties...................................          --          97        148
 Repayment of notes receivable from
  stockholder...............................          --          --         41
 Proceeds from issuance of common stock and
  preferred stock, net of issuance costs....      31,923          90        162
 Proceeds from exercise of options to
  purchase common stock.....................          63         201        586
                                               ---------    --------   --------
   Net cash provided by (used in) financing
    activities..............................      31,882        (339)       923
                                               ---------    --------   --------
Effect of exchange rate on changes in cash..          --          --        (39)
                                               ---------    --------   --------
Net increase (decrease) in cash and cash
 equivalents................................       6,585      (3,171)    (5,362)
Cash and cash equivalents, beginning of
 year.......................................       4,774      11,359      8,188
                                               ---------    --------   --------
Cash and cash equivalents, end of year......   $  11,359    $  8,188   $  2,826
                                               =========    ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             ARTHROCARE CORPORATION

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Formation and Business of the Company:

   ArthroCare Corporation (the "company") was incorporated on April 29, 1993. The company designs, develops, manufactures and markets medical devices for use in soft-tissue surgery. The company's principal operations commenced in August 1995, at which time it emerged from the development stage.

   On November 22, 1995, the company was reincorporated in the state of Delaware with the associated exchange of shares of each class and series of stock of the predecessor company for one share of each identical class and series of stock of the Delaware successor company having a par value of $0.001 per share for both common stock and preferred stock.

   The company sold 2,530,000 shares of common stock (including 330,000 shares from the exercise of the underwriter's over-allotment option) at $14.00 per share through an initial public offering in February 1996. Net proceeds (after underwriter's commissions and fees along with other costs associated with the offering) totaled $31,857,000. Upon completion of the offering, all outstanding shares of preferred stock (a total of 8,678,000 shares) were converted into shares of common stock on a two-for-one basis.

   The company intends to finance its operations primarily through its cash, cash equivalents and available-for-sale securities, together with future product sales and licensing fees. There can be no assurance that the company will not require additional funding or that such funding will be available on acceptable terms, if at all.

2. Summary of Significant Accounting Policies:

   Basis of Presentation. The company maintains a fifty-two/fifty-three week fiscal year cycle ending on a Saturday. To conform the company's fiscal year ends, the company must add a fifty-third week to every fifth or sixth fiscal year. Accordingly, fiscal 1998 and 1996 were fifty-two week years and fiscal 1997 was a fifty-three week year.

   Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Principles of Consolidation. The consolidated financial statements include the accounts of ArthroCare and all of its wholly owned subsidiaries. All significant inter-company transactions and accounts have been eliminated.

   Cash and Cash Equivalents and Available-for-Sale Securities. The company considers all highly liquid investments purchased with original maturities of ninety days or less to be cash equivalents. Cash and cash equivalents include money market funds and various deposit accounts.

   The company has classified its investments as "available-for-sale." Such investments are recorded at fair value and unrealized gains and losses, if material, are recorded as a separate component of equity until realized. Interest income is recorded using an effective interest rate, with the associated premium or discount amortized to "interest income".

   Inventories. Inventories are stated at the lower-of-cost-or-market, with cost determined on a first-in, first-out basis.

   Property and Equipment. Property and equipment, including equipment under capital leases, is stated at cost and is depreciated on a straight-line basis over the estimated useful lives of three to five years. The company places controllers with customers in order to facilitate the sale of disposables. Controllers placed with

                             ARTHROCARE CORPORATION
customers are capitalized at cost and amortized over a three-year period. Leasehold improvements are amortized over the shorter of the estimated useful lives or the lease term. Maintenance and repair costs are charged to operations as incurred.

   Revenue Recognition. The company recognizes revenue upon shipment of product to the customer, upon fulfillment of acceptance terms, if any, and when no significant contractual obligations remain. Revenue is reported net of a provision for estimated product returns. The company recognizes revenue from its business partners upon the completion of certain milestones. The company recognized license fees of $3.2 million which were received from business partners during 1998.

   Reclassification. Certain amounts in the prior financial statements have been reclassified to conform to the current year presentation. These reclassifications did not impact previously reported total assets, liabilities, stockholders' equity or net loss.

   Research and Development. Research and development costs are charged to operations as incurred.

   Foreign Currency Translation. The functional currency of each foreign subsidiary is its local currency. Essentially all foreign assets and liabilities are translated into U.S. dollars at year-end exchange rates, while elements of the income statement are translated at average exchange rates in effect during the year. Foreign currency transaction gains and losses are included in the consolidated statement of operations. Adjustments arising from the translation of net assets located outside the United States (gains and losses) are recorded as a component of shareholders' equity.

   Concentration of Risks and Uncertainties. Substantially all of the company's cash and cash equivalents are maintained at financial institutions in the United States. Deposits at these institutions may exceed the amount of insurance provided on such deposits. The company has not experienced any losses on its deposits of cash and cash equivalents.

   The company's Sunnyvale facility currently accounts for all of its product manufacturing. Disruption of operations at the company's production facility could cause delays in, or an interruption of, production and shipment of products which could have a material adverse impact on the company's business, operating results and financial condition.

   The company purchases certain key components of its products, from sole, single or limited source suppliers. For some of these components there are few alternative sources. A reduction or stoppage in supply of sole-source components would limit the company's ability to manufacture certain products. There can be no assurance that an alternate supplier could be established if necessary or that available inventories would be adequate to meet the company's production needs during any prolonged interruption of supply.

   The company's products require approval from the United States Food and Drug Administration (FDA) and international regulatory agencies prior to the commencement of commercial sales. There can be no assurance that the company's products will receive any of these required approvals. If the company was denied such approvals, or if such approvals were delayed, it would have a material adverse impact on the company's business.

   Sales to both international and domestic customers are generally made on open credit terms. Management performs ongoing credit evaluations of the company's customers and maintains an allowance for potential credit losses when needed but historically has not experienced any significant losses related to individual customers or a group of customers in any particular geographic area.

                             ARTHROCARE CORPORATION

   Fair Value of Financial Instruments. The carrying value of the company's financial instruments approximate fair value.

   Income Taxes. The company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," which prescribes the use of the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

   Computation of Net Loss per Common Share. Basic and diluted net loss per common share are computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options, warrants and preferred stock of 535,000 shares have been excluded from the computation of net loss per common share-assuming dilution as their effect is antidilutive. No additional shares are considered to be outstanding for either computation under the provisions of SAB No. 98.

   Comprehensive Income (Loss). The company adopted the provision of the Financial Accounting Standards Board (FASB) SFAS No. 130, "Reporting Comprehensive Income" in 1998. This statement establishes requirements for disclosure of comprehensive income with reclassification of earlier financial statements for comparative purposes. Comprehensive income generally represents all changes in stockholders' equity except those resulting from investments or contributions by stockholders.

   Segment Information. In 1998, the company adopted Statement of Financial Accounting Standard (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, major customers. See Note 11 to the consolidated financial statements.

   Recent Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The company must adopt this standard no later than fiscal year 2001. To date, the company does not engage in hedging activities.

3. Available-for-Sale Securities:

   The company's investments consist primarily of corporate notes and bonds with contractual maturities of less than one year. Gains and losses were immaterial for all periods presented. At January 2, 1999, the amortized cost of the investment approximates fair value.

                             ARTHROCARE CORPORATION

4. Balance Sheet Detail:

                                                         January 3, January 2,
                                                            1998       1999
                                                         ---------- ----------
                                                            (in thousands)
Inventories:
  Raw materials.........................................  $   921    $ 3,127
  Work-in-process.......................................      165      1,852
  Finished goods........................................      933      2,090
                                                          -------    -------
                                                          $ 2,019    $ 7,069
                                                          =======    =======
Prepaid expenses and other current assets:
  Prepaid insurance.....................................  $   125    $   212
  Prepaid rent..........................................       28         --
  Other.................................................       57        826
                                                          -------    -------
                                                          $   210    $ 1,038
                                                          =======    =======
Property and equipment:
  Machinery and equipment...............................  $ 1,123    $ 1,672
  Tooling and molds.....................................      216        343
  Computer equipment....................................      898      1,397
  Controller placements.................................       --      2,637
  Furniture and fixtures................................      205        332
  Leasehold improvements................................      148        271
                                                          -------    -------
                                                            2,590      6,652
  Less accumulated depreciation and amortization........   (1,178)    (2,092)
                                                          -------    -------
                                                          $ 1,412    $ 4,560
                                                          =======    =======
Equipment acquired under capital leases included in
 property and equipment above:
  Machinery and equipment...............................  $   109    $   109
  Computer equipment....................................       --        217
  Less accumulated depreciation.........................      (85)       (99)
                                                          -------    -------
                                                          $    24    $   227
                                                          =======    =======
Accrued liabilities:
  Accrued professional fees.............................  $   164    $   150
  Accrued warranty......................................      316        302
  Other.................................................      192      1,282
                                                          -------    -------
                                                          $   672    $ 1,734
                                                          =======    =======

5. Commitments:

   Capital Leases. The company has entered into capital lease agreements to lease certain computer and related equipment. At January 2, 1999, the total future minimum payments under capital leases is $239,000 with $28,000 representing interest.

            1999..................................... $74
            2000.....................................  74
            2001.....................................  74
            2002.....................................  17

                             ARTHROCARE CORPORATION

   Operating Leases. The company leases its facilities and certain equipment under operating leases. The company recognizes rent expense on a straight-line basis over the lease term. At January 2, 1999, total future minimum lease payments are as follows (in thousands):

            1999.................................... $583
            2000....................................  631
            2001....................................  645
            2002....................................  110

   Rent expense for the years ended December 28, 1996, January 3, 1998 and January 2, 1999 and was $345,000, $349,000 and $437,000, respectively.

6. Supplemental Cash Flow Disclosures:

                                                          Year Ended
                                              ----------------------------------
                                              December 28, January 3, January 2,
                                                  1996        1998       1999
                                              ------------ ---------- ----------
                                                        (in thousands)
Non-cash financing and investing activities:
  Additions to property and equipment
   acquired under capital lease.............      $ --        $ --       $217
Cash paid during the period for:
  Interest..................................         9           5          1
  Income Taxes..............................         1           1          1

7. Stockholders' Equity:

   Preferred Stock. Under the company's certificate of incorporation, the company is authorized to issue preferred stock. At January 2, 1999, 5,000,000 shares of preferred stock were authorized and no preferred stock was issued and outstanding as the previously outstanding preferred stock was converted into common stock in connection with the company's initial public offering during 1996.

   Stock Option Plans. In May 1993, the company approved the 1993 Stock Plan (1993 Plan) under which the Board of Directors of the company is authorized and directed to enter into stock option agreements with selected individuals. 136,000 shares were authorized at the inception of the Plan with 250,000, and 1,150,025 additional shares authorized in 1994, and 1995, respectively. In May 1998, the stockholders of the company approved an increase in the number of shares reserved for issuance under the Plan by an aggregate of 750,000 shares for a total of 2,286,025. Options granted under the 1993 Plan generally become exercisable over a 48-month period.

                             ARTHROCARE CORPORATION

   Activity under the 1993 Plan is as follows:

                                           Shares       Outstanding Options
                                          Available  ---------------------------
                                             For      Number    Weighted-Average
                                            Grant    of Shares   Exercise-Price
                                          ---------  ---------  ----------------
BALANCES, DECEMBER 31, 1995.............. 1,020,925    491,350       $ 1.69
Options granted..........................  (217,575)   217,575        13.18
Options exercised........................        --   (106,735)        0.32
Options canceled.........................    58,092    (58,092)        3.87
                                          ---------  ---------
BALANCES, DECEMBER 28, 1996..............   861,442    544,098         6.32
Options granted..........................  (723,300)   723,300         8.43
Options exercised........................        --    (74,166)        2.71
Options canceled.........................   162,203   (162,203)        5.43
                                          ---------  ---------
BALANCES, JANUARY 3, 1998................   300,345  1,031,029         8.20
Additional shares authorized.............   750,000         --
Options granted..........................  (601,950)   601,950        15.17
Options exercised........................        --    (89,927)        6.52
Options canceled.........................   111,650   (111,650)        8.89
                                          ---------  ---------
BALANCES, JANUARY 2, 1999................   560,045  1,431,402       $11.18
                                          =========  =========

   At January 3, 1998 and January 2, 1999, there were 314,000 and 469,000 options, respectively, exercisable under the 1993 Plan.

   In December 1995, the company adopted the Director Option Plan (Director
Plan) and reserved 100,000 shares of common stock for issuance to directors under this plan. The plan allows for an initial grant and automatic annual grants of options to outside directors of the company. As of January 3, 1998 and January 2, 1999 outstanding options under the Director Plan were 24,000 and 33,000, respectively, with 25,875 options exercisable as of January 2, 1999. In February 1995, pursuant to a restricted stock purchase agreement, 100,000 shares of common stock were purchased by an officer of the company at $0.32 per share. The restricted stock purchase agreement contains provisions for the repurchase of common stock by the company in the event of termination of employment during the four years following the date of the agreement. At January 2, 1999, 1,667 shares were subject to repurchase under this restricted stock purchase agreement. Those shares were released from the purchase restriction in January 1999.

   In August 1995, 90,000 shares of common stock were purchased by an officer of the company at $0.80 per share pursuant to a restricted stock purchase agreement. The restricted stock purchase agreement contains provisions for the repurchase of common stock by the company in the event of termination of employment during the four years following the date of the agreement. At January 2, 1999, 10,938 shares were subject to repurchase under this restricted stock purchase agreement. These shares will continue to be released ratably over the remaining period.

   Employee Stock Purchase Plan. In December 1995, the company approved the Employee Stock Purchase Plan and reserved 150,000 shares of common stock for issuance under this plan. For the years ended January 3, 1998 and January 2, 1999, 16,865 shares and 13,545 shares of common stock were sold under the Employee Stock Purchase Plan, respectively.

   Warrants. In January 1998, the company issued a warrant to purchase 80,000 shares of common stock at a purchase price of $12.00 per share to certain foreign employees. The warrant becomes exercisable over a four-year period.

                             ARTHROCARE CORPORATION

   Stockholders Rights Plan. In November 1996, the Board of Directors approved a Stockholders Rights Plan declaring a dividend distribution of one Preferred Share Purchase Right for each outstanding share of the company's Common Stock. Each right will entitle stockholders to buy one-thousandth of one share of the company's Series A Participating Preferred Stock at an exercise price of $50.00. This Plan was designed to assure that the company's stockholders receive fair and equal treatment in the event of any proposed takeover of the company and to guard against partial tender offers and other abusive tactics to gain control of the company without paying all stockholders the fair value of their shares, including a "control premium".

   Stock-Based Compensation. The company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" and continues to account for options granted to employees under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the 1993 Plan, the Director Plan and the Employee Stock Purchase Plan been determined based on the fair value at the grant date for awards in fiscal year 1996, 1997 and 1998 consistent with the provisions of SFAS No. 123, the company's net loss per common share and per common share-assuming dilution for the years ended December 28, 1996, January 3, 1998 and January 2, 1999 would have been increased to the pro forma amounts indicated below:

                                                         Year Ended
                                             ----------------------------------
                                             December 28, January 3, January 2,
                                                 1996        1998       1999
                                             ------------ ---------- ----------
                                              (in thousands, except per share
                                                           data)
Net loss--as reported.......................    $7,705      $7,688     $2,141
Net loss--pro forma.........................     7,962       8,466      3,650
Net loss per common share as reported.......      0.97        0.87       0.24
Net loss per common share pro forma.........      1.00        0.96       0.41

   The effects of the pro forma disclosure of applying SFAS No. 123 are not likely to be representative of the effects of the pro forma disclosures of future years. Because SFAS No. 123 reflects only options granted after January 1, 1995, the pro forma effect will not be fully reflected until 1999.

   The fair value of each option grant is estimated on the date of grant using the Black Scholes model with the following weighted average assumptions:

            Risk-free interest rate.......... 4.98%-7.13%
            Expected life....................     4 years
            Expected dividends...............          --
            Expected volatility..............         52%

                             ARTHROCARE CORPORATION

   The options outstanding and currently exercisable by exercise price for both the 1993 Plan and the Director Plan at January 2, 1999 are as follows (in thousands, except per share data and contractual life):

                                                      Options Currently
                  Options Outstanding                    Exercisable
     --------------------------------------------------------------------
                                 Weighted
                                  Average   Weighted             Weighted
                                 Remaining  Average              Average
       Exercise       Number    Contractual Exercise   Number    Exercise
         Price      Outstanding    Life      Price   Exercisable  Price
     -------------  ----------- ----------- -------- ----------- --------
     $        0.20      40,059      4.4      $ 0.20     40,059    $ 0.20
        0.32--0.40      39,615      6.3        0.39     35,777      0.39
              0.80       7,725      6.5        0.80      6,599      0.80
              1.60      23,450      6.6        1.60     20,242      1.60
              3.00       2,750      6.7        3.00      2,286      3.00
        3.01--7.38     141,664      7.5        6.97     73,351      6.96
       7.39--11.88     707,035      8.2        9.68    246,581      9.44
      11.89--19.75     474,454      9.2       16.69     52,062     16.79
      19.76--24.25      27,650      7.4       24.25     18,198     24.25
                     ---------                         -------
                     1,464,402      8.3      $11.26    495,155    $ 8.53
                     =========                         =======

   Deferred compensation recognized as a result of stock options granted and common stock issued subject to repurchase provisions as of January 2, 1999 is $1,047,000. Deferred compensation is generally amortized over vesting periods of one to four years, which resulted in compensation expense of $167,000, $160,000 and $160,000 recognized in the years ended December 28, 1996, January 3, 1998 and January 2, 1999, respectively.

8. Related Parties:

   In connection with the formation of the company, several of the founders and a partnership of the founders entered into a licensing agreement to facilitate patent transfers. As a result, the company acquired an exclusive worldwide perpetual royalty-free license, with right of sublicense, to make, use and sell products and use patent methods covered by the patent rights limited to surgical orthopedic and arthroscopic applications.

   Also in connection with its incorporation, the company entered into a consulting agreement with a consulting and research firm, which is headed by one of the company's founders. This consulting and research firm was contracted to perform research related to the development of hand-held instruments used in arthroscopic procedures. Research and development costs incurred on this contract in fiscal 1996, 1997 and 1998 were approximately $456,000, $457,000 and $392,000, respectively.

   In January 1995, the company loaned to an officer $120,000 pursuant to a provision in the officer's employment agreement. The resulting promissory note bears interest at 6% per annum and is due on the earlier of January 31, 1999 or termination of employment. In December 1998, the officer paid the note in full. In February 1995, the company agreed to loan this officer up to an additional $144,000 in monthly increments of $3,000 at 6% per annum. In December 1997, the company amended this officer's employment agreement to terminate the increments effective January 31, 1998 and forgive 10% of the principal and interest at the end of each fiscal year in which the officer is employed by the company and in which the company meets certain performance targets. During fiscal year 1997, $11,000 of principal and interest was forgiven. At January 2, 1999, $99,000 of principal and interest was outstanding on this note. Both aforementioned notes are secured by shares of the company's common stock and a mortgage on the officer's residence and as of February 1999 have been paid in full.

                             ARTHROCARE CORPORATION

   In December 1995, the company loaned an employee $62,000 pursuant to a provision in the employee's employment agreement. The resulting promissory note bears interest at the rate of 6% per annum and is due on the earlier of July 24, 2000 or the termination of employment. The note also permits the company to loan this employee up to an additional $34,000 in $2,000 monthly increments. The aforementioned notes are secured by a pledge of this employee's option for 50,000 shares of the company's common stock and any shares issued upon exercise of such options. In May 1997, all principal and interest were repaid in full.

   In June 1997, the company loaned an officer $500,000 pursuant to a provision in the officer's employment agreement. The promissory note, which bears no interest, is secured by a mortgage on the officer's residence and is due and payable upon either the officer's termination of employment or the sale of the officer's residence. If the officer is terminated by the company or the company is acquired, the loan is due and payable within 12 months thereafter. As of January 2, 1999, $500,000 of principal was outstanding on this note.

   In November 1997, the company issued a relocation loan of $130,000 to an employee. This loan is secured by the employee's residence and is due and payable upon either the sale or transfer of the property or the termination of the officer's employment with the company. As of January 2, 1999, $130,000 of principal was outstanding on this loan.

9. Income Taxes:

   At January 2, 1999, the company has approximately $18,700,000 and $6,100,000 in federal and state net operating loss carryforwards, respectively, which expire in the years 2004 through 2018 and 2000 through 2003, respectively.

   The Tax Reform Act of 1986 substantially changed the rates relative to net operating loss and tax credit carryforwards in the case of an "ownership change" of a corporation. Any ownership changes, as defined, may restrict utilization of carryforwards.

   Temporary differences and carryforwards which gave rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

                                                           January 3, January 2,
                                                              1998       1999
                                                           ---------- ----------
     Deferred tax assets:
       Net operating loss carryforwards...................  $ 5,612    $  6,726
       Capitalized research and development costs.........    1,154       1,067
       Capitalized start-up costs.........................      499         323
       Research and development credit....................      567       1,120
       Allowances and reserves............................    1,806       2,093
                                                            -------    --------
     Deferred tax assets..................................    9,638      11,329
     Less: valuation allowance............................   (9,638)    (11,329)
                                                            -------    --------
       Net deferred tax assets............................  $    --    $     --
                                                            =======    ========

   In accordance with generally accepted accounting principles, a valuation allowance must be established for a deferred tax asset if it is more likely than not that a tax benefit may not be realized from the asset in the future. The company has established a valuation allowance to the extent of its deferred tax assets since it is more likely than not that a benefit can not be realized in the future due to the company's recurring operating losses.

                             ARTHROCARE CORPORATION

10. Employee Benefit Plan:

   The company maintains a Retirement Savings and Investment Plan (401(k) Plan) which covers substantially all employees. Eligible employees may defer salary (before tax) up to a specified maximum. The company, at its discretion, may make matching contributions on behalf of the participants in the 401(k) Plan. To date, the company has not made any contributions to the 401(k) Plan.

11. Segment Information:

   The company is organized into four segments on the basis of product markets, Arthroscopy, ENTec(TM), Visage(R) and AngioCare(TM). To date, substantially all the company's product revenue was related to the Arthroscopic segment. During fiscal 1998, approximately $2.6 million of the company's license revenue was attributable to the AngioCare segment, $0.4 million was attributable to the ENTec segment and $0.3 million was attributable to the Visage segment. Export sales were approximately $0.9 million during fiscal 1997 and $2.3 million for fiscal 1998.

12. Business Collaborations:

   During the year ended January 2, 1999, the company formed a new business division, AngioCare for the purpose of commercializing the company's technology in the cardiac and interventional cardiology markets. As part of those efforts, in February 1998, the company entered into a license and OEM agreement under which Boston Scientific Corporation (BSC) will provide input into the development of, obtain regulatory approval for and market products based on the company's CoblationTM technology for myocardial revascularization procedures. Under the agreement, BSC has paid license fees to the company based upon achievement of designated milestones and royalties on sales of resulting products. The first nonrefundable license payment of $3.0 million was received during 1998 of which $2.6 million was recognized as license revenue.

   In May 1998, the company announced that it had entered the otorhinolaryngology (ear, nose and throat) market, and that it has formed a new business unit called ENTec to commercialize the technology in this field. In June 1998, the company entered into a license and OEM agreement with Xomed Surgical Products (Xomed) to market the Coblation products in the otorhinolaryngology market. This agreement was terminated by the company in February 1999.

13. Subsequent Event:

   In January 1999, the company entered into an exclusive worldwide license and OEM agreement with Collagen to market and distribute ArthroCare's Coblation-based product line for cosmetic, dermatologic and aesthetic surgical applications. On February 8, 1999, the company announced that Collagen had acquired expanded, exclusive, worldwide rights to market ArthroCare's Cosmetic Surgery System to all physicians practicing dermatology, and cosmetic and facial plastic surgery including ear, nose, and throat physicians who perform such procedures.

14. Event Subsequent to the Date of the Independent Accountant's Report (Unaudited)

   On February 4, 1999, Xomed Surgical Products of Jacksonville, Florida filed a complaint against the company in the Fourth Judicial Circuit, Duval County Florida, alleging breach of contract by the company. In the complaint, Xomed has demanded a full refund of the amounts paid for certain products bought by Xomed from the company, and for a portion of an exclusive license fee paid by Xomed pursuant to an exclusive license and distribution agreement between Conmed Corporation and the company. This license and distribution agreement was terminated by the company on February 5, 1999. The company believes that the suit is without merit, and filed a Motion to Dismiss on February 24, 1999.

                             ARTHROCARE CORPORATION

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (in thousands)

                                                            January 2, July 3,
                                                               1999      1999
                                                            ---------- --------
                                                                (Unaudited)
                          ASSETS
Current assets:
  Cash and cash equivalents................................  $  2,826  $  2,831
  Available-for-sale securities............................     5,232     4,316
  Accounts receivable, net of allowances...................     5,972     7,380
  Inventories, net.........................................     7,069     7,632
  Prepaid expenses and other current assets................     1,038       405
                                                             --------  --------
    Total current assets...................................    22,137    22,564
Property and equipment, net................................     4,560     5,723
Related party receivables..................................       723     1,205
Other assets...............................................       340       272
                                                             --------  --------
      Total assets.........................................  $ 27,760  $ 29,764
                                                             ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................  $  1,797  $  1,326
  Accrued liabilities......................................     1,734     1,201
  Accrued compensation.....................................     1,056     1,892
  Deferred revenue.........................................       517       458
  Capital lease obligations, current portion...............        60        59
                                                             --------  --------
    Total current liabilities..............................     5,164     4,936
Capital lease obligations, less current portion............       151       117
Deferred rent..............................................       140       135
                                                             --------  --------
    Total liabilities......................................     5,455     5,188
                                                             --------  --------
Contingencies (Note 6)

Stockholders' equity:
  Common stock.............................................         9         9
  Additional paid-in capital...............................    49,901    50,553
  Notes receivable from stockholders.......................       (51)       --
  Deferred compensation....................................       (68)       --
  Accumulated other comprehensive loss.....................       (39)      (80)
  Accumulated deficit......................................   (27,447)  (25,906)
                                                             --------  --------
    Total stockholders' equity.............................    22,305    24,576
                                                             --------  --------
      Total liabilities and stockholders' equity...........  $ 27,760  $ 29,764
                                                             ========  ========

  The accompanying notes are an integral part of these condensed consolidated financial statements

                             ARTHROCARE CORPORATION

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                     (in thousands, except per share data )

                                                                 Six Months
                                                                    Ended
                                                               ----------------
                                                               July 4,  July 3,
                                                                1998     1999
                                                               -------  -------
Revenues:
  Product sales..............................................  $10,544  $19,177
  License fees and royalties.................................    2,625    2,750
                                                               -------  -------
    Total revenues...........................................   13,169   21,927
Cost of product sales........................................    5,995    8,186
                                                               -------  -------
    Gross profit.............................................    7,174   13,741
                                                               -------  -------
Operating expenses:
  Research and development...................................    2,140    2,176
  Sales and marketing........................................    4,538    7,146
  General and administrative.................................    1,924    3,028
                                                               -------  -------
    Total operating expenses.................................    8,602   12,350
                                                               -------  -------
Income (loss) from operations................................   (1,428)   1,391
Interest and other income, net...............................      587      215
                                                               -------  -------
Income (loss) before taxes...................................     (841)   1,606
Income tax provision.........................................       --       65
                                                               -------  -------
    Net income (loss)........................................  $  (841) $ 1,541
                                                               =======  =======
Basic net income (loss) per common share.....................  $ (0.09) $  0.17
                                                               =======  =======
Diluted net income(loss) per common share....................  $ (0.09) $  0.16
                                                               =======  =======
Shares used in computing basic net income (loss) per common
 share.......................................................    8,902    8,973
                                                               =======  =======
Shares used in computing diluted net income (loss) per common
 share.......................................................    8,902    9,547
                                                               =======  =======


  The accompanying notes are an integral part of these condensed consolidated financial statements

                             ARTHROCARE CORPORATION

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                             Six Months Ended
                                                             -----------------
                                                             July 4,   July 3,
                                                               1998     1999
                                                             --------  -------
Cash flows from operating activities:
 Net income (loss).......................................... $   (841) $ 1,541
 Adjustments to reconcile net income(loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.............................      282    1,057
  Amortization of deferred compensation.....................       80       68
  Provision for doubtful accounts receivable and product
   returns..................................................       50      131
  Provision for excess and obsolete inventory...............      186      595
  Deferred rent.............................................       (7)      (5)
  Changes in operating assets and liabilities:
   Accounts receivable......................................   (1,633)  (1,539)
   Inventories..............................................   (1,911)  (1,158)
   Prepaid expenses and other current assets................     (334)     633
   Accounts payable.........................................      774     (471)
   Accrued liabilities......................................      660      302
   Deferred revenue.........................................      875      (59)
   Other assets.............................................      (13)      68
                                                             --------  -------
    Net cash provided by (used in) operating activities.....   (1,832)   1,163
                                                             --------  -------
Cash flows from investing activities:
 Purchases of property and equipment........................   (1,035)  (2,220)
 Purchases of available-for-sale securities.................  (22,093)     (85)
 Sales or maturities of available-for-sale securities.......   26,550    1,001
                                                             --------  -------
    Net cash provided by (used in) investing activities.....    3,422   (1,304)
                                                             --------  -------
Cash flows from financing activities:
 Issuance of notes receivable to related parties............      (10)    (575)
 Repayment of capital leases................................      (15)     (34)
 Repayment of notes receivable from related parties.........        9      144
 Proceeds from exercise of options to purchase common
  stock.....................................................      537      652
                                                             --------  -------
    Net cash provided by financing activities...............      521      187
                                                             --------  -------
Effect of exchange rate on changes in cash..................       --      (41)
                                                             --------  -------
Net increase in cash and cash equivalents...................    2,111        5
Cash and cash equivalents, beginning of period..............    8,188    2,826
                                                             --------  -------
Cash and cash equivalents, end of period.................... $ 10,299  $ 2,831
                                                             ========  =======

   The accompanying notes are an integral part of the condensed consolidated financial statements

                             ARTHROCARE CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. Basis of Presentation:

   In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position, results of operations and cash flows of ArthroCare Corporation (the "company"or "ArthroCare") for the periods indicated. Interim results of operations are not necessarily indicative of the results to be expected for the full year or any other interim periods. The notes to the financial statements contained in the Form 10-K for the year ended January 2, 1999 should be read in conjunction with these condensed consolidated financial statements. The balance sheet at January 2, 1999 was derived from audited financial statements; however, these interim financial statements do not include all disclosures required by generally accepted accounting principles.

2. Computation of Net Income (Loss) Per Share:

   Basic net income (loss) per share is computed using the weighted average number of shares of common stock. Diluted net income (loss) per share is computed using the weighted average number of shares of common stock and common equivalent shares outstanding during the period. Common equivalent shares consist of stock options. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

   The following is a reconciliation of the computation for basic and diluted net income (loss) per share (in thousands, except per share data):

                                                             Six Months Ended
                                                             -------------------
                                                             July 4,    July 3,
                                                               1998       1999
                                                             --------   --------
   Net income (loss)........................................ $   (841)  $  1,541
                                                             ========   ========
   Shares calculation:
     Weighted average basic shares outstanding..............    8,902      8,973
     Options................................................       --        574
                                                             --------   --------
       Total shares used to compute diluted net income
        (loss) per share....................................    8,902      9,547
                                                             ========   ========
   Net income (loss) per basic share........................ $  (0.09)  $   0.17
                                                             ========   ========
   Net income (loss) per diluted share...................... $  (0.09)  $   0.16
                                                             ========   ========

   Options to purchase 62,631 shares of common stock at prices ranging from $18.25-$24.25 per share were outstanding during the six month period ended July 4, 1998, but were not included in the computation of diluted net loss per share because inclusion of such options would have been anti-dilutive. Options to purchase 331,681 shares of common stock at prices ranging from $17.625-$24.25 per share were outstanding during the six-month period ending July 3, 1999, but were not included in the computation of diluted net income per share because inclusion of such options would have been anti-dilutive.

                             ARTHROCARE CORPORATION

                                  (Unaudited)


3. Comprehensive Income (Loss):

   Comprehensive income (loss) is comprised of net income and other comprehensive income (loss) such as foreign currency translation gain/loss and unrealized gains or losses on available-for-sale marketable securities. The company's unrealized gains and losses on available for sale marketable securities have been insignificant for all periods presented. ArthroCare's total comprehensive income (loss) was as follows (in thousands):

                                                           Six Months Ended
                                                           ------------------
                                                           July 4,   July 3,
                                                             1998      1999
                                                           --------  --------
     Net income (loss)....................................  $  (841) $  1,541
     Other comprehensive income (loss) :
       Unrealized gains and losses on available for sale
        marketable securities.............................      (17)       --
       Foreign currency translation adjustment............       --       (41)
                                                            -------  --------
         Comprehensive net income (loss)..................  $  (858) $  1,500
                                                            =======  ========

4. Balance Sheet Detail (in thousands):

                                                              January 2, July 3,
                                                                 1999     1999
                                                              ---------- -------
     Inventories:
       Raw materials.........................................   $3,127   $3,292
       Work-in-process.......................................    1,852    1,546
       Finished goods........................................    2,090    2,794
                                                                ------   ------
                                                                $7,069   $7,632
                                                                ======   ======
     Accrued liabilities:
       Accrued professional fees.............................   $  150   $  188
       Accrued warranty......................................      302      302
       Other.................................................    1,282      711
                                                                ------   ------
                                                                $1,734   $1,201
                                                                ======   ======

5. Line of Credit:

   In June 1999, the company entered into a $7.0 million revolving line of credit that expires in June 2000. Borrowings under the line of credit bear interest at the bank's prime rate plus one-quarter of one percentage point. Borrowings under this line are secured by certain of the company's assets and are subject to certain covenants related to financial ratios and profits. At July 3, 1999 the company was in compliance with these covenants. No borrowings were outstanding as of July 3, 1999.

6. Litigation:

   On February 13, 1998, the company filed a lawsuit against Ethicon, Inc., Mitek Surgical Products, a division of Ethicon, Inc., and GyneCare, Inc. ("the Defendants") in the United States District Court for the Northern District of California. The lawsuit alleged, among other things, that the Defendants have been and are

                             ARTHROCARE CORPORATION

                                  (Unaudited)

currently infringing four patents issued to the company in December 1997. Specifically, the Defendants use, market and sell two separate electrosurgical systems under the names of "VAPR" and "VersaPoint" which the company believes infringe these patents. The Company settled this patent litigation with the Defendants on June 24, 1999. Under the terms of the settlement, Ethicon, Inc. has licensed the company's United States patents in the arthroscopy and gynecology markets and ArthroCare has dismissed the legal action. Both companies will remain active in the marketplace. Ethicon, Inc. has paid ArthroCare a license fee and will pay ongoing royalties on sales in the United States of certain arthroscopy and gynecology products. The settlement agreement also establishes a procedure for resolution of certain potential future intellectual property disputes in these two markets without litigation.

   On February 4, 1999, Xomed Surgical Products ("Xomed") of Jacksonville, Florida filed a complaint against the company in the Fourth Judicial Circuit, Duval County, Florida, alleging breach of contract by the company. In the complaint, Xomed has demanded a full refund of the amounts paid for certain products bought by Xomed from the company, and for a portion of an exclusive license fee paid by Xomed pursuant to an exclusive license and distribution agreement between Xomed and the company. This license and distribution agreement was terminated by the company on February 5, 1999. The company believes the suit is without merit, and filed a Motion to Dismiss and Answer to the Complaint on May 3, 1999. In addition, the company filed two counterclaims against Xomed for damages caused by Xomed's failure to perform under the contract and for a certain milestone payment owed to ArthroCare by Xomed.

   On March 24, 1999, a former employee of the Company filed a complaint against the Company in Santa Clara County Superior Court alleging causes of action for sexual harassment in violation of the Fair Employment and Housing Act and retaliation in violation of the Fair Employment and Housing Act. The Company filed a response to the complaint on June 23, 1999 and had a case management conference July 27 at which the parties stipulated to mediation. According to the complaint, the demand exceeds $25,000.

7. Recent Accounting Pronouncements:

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The company must adopt this standard no later than fiscal year 2001. To date, the company does not engage in hedging activities.

8. Segment Information:

   The company is organized into four business units based on product markets: arthroscopy, ear nose and throat, cosmetic surgery and cardiology. To date, substantially all the company's product sales were related to the Arthroscopy segment. Licensing fees are primarily attributable to the Arthroscopy segment. However, during the six-month period ended July 3, 1999, approximately $0.3 million of the company's license revenue was attributable to the AngioCare(TM) segment and $1.0 million was attributable to the Visage(R) segment. During the six-month period ended July 4, 1998, approximately $2.3 million of the company's license revenue was attributable to the AngioCare segment.

                        [LOGO OF ARTHROCARE CORPORATION]

                             [LOGO OF ARTHROCARE]

                               1,190,000 Shares

                                 Common Stock

   ArthroCare Corporation is offering 1,190,000 shares of its common stock. ArthroCare's common stock is traded on the Nasdaq National Market under the symbol "ARTC." The last reported sale price of our common stock on the Nasdaq National Market on October 14, 1999 was $56.50 per share.

                             ---------------------

                 Investing in the common stock involves risks.
                    See "Risk Factors" beginning on page 7.

                             ---------------------

                                                          Per Share    Total
                                                          --------- -----------
Public Offering Price....................................  $56.00   $66,640,000
Underwriting Discounts and Commissions...................  $ 3.36   $ 3,998,400
Proceeds to ArthroCare...................................  $52.64   $62,641,600

   The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   ArthroCare has granted the underwriters a 30-day option to purchase up to an additional 178,500 shares of common stock to cover over-allotments.

                             ---------------------

Robertson Stephens International Limited

                                            Bear, Stearns International Limited

               The date of this prospectus is October 15, 1999.

                                  UNDERWRITING

   The underwriters named below, acting through their representatives, BancBoston Robertson Stephens, Inc. and Bear, Stearns & Co. Inc. have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                                     Number of
   Underwriter                                                        Shares
   -----------                                                       ---------
   BancBoston Robertson Stephens Inc. and BancBoston Robertson
    Stephens International Ltd. ....................................   676,000
   Bear, Stearns & Co. Inc. and Bear, Stearns International
    Limited.........................................................   364,000
   Dain Rauscher Wessels............................................    50,000
   Pacific Growth Equities, Inc. ...................................    50,000
   Tucker Anthony Incorporated......................................    50,000
                                                                     ---------
     Total.......................................................... 1,190,000
                                                                     =========

   The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $2.02 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

   The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

 Over-Allotment Option

   We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 178,500 shares of common stock at the same price per share as will be paid for the 1,190,000 shares that the underwriters have agreed to purchase. If the underwriters exercise their over-allotment option to purchase any of the additional 178,500 shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

   The following table summarizes the compensation to be paid to the underwriters by us:

                                                              Total
                                                   ---------------------------
                                                          Without
                                                    Per    Over-    With Over-
                                                   Share allotment  allotment
                                                   ----- ---------- ----------
Underwriting Discounts and Commissions payable by
 us............................................... $3.36 $3,998,400 $4,598,160

   We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $500,000.

 Indemnity

   The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

 Lock-Up Agreements

   Each of our executive officers and directors have agreed, during the period of 90 days after the effective date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock now owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have or thereafter acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements.

   In addition, we have agreed that during the lock-up period we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period.

 Stabilization

   The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

 Passive Market Making

   In connection with this offering and before the commencement of offers or sales of the common stock, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act, during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

   This prospectus has not been approved as an investment advertisement that complies with Section 57 of the Financial Services Act of 1986 and may not be issued or passed on in the United Kingdom except to a person who is of the kind described in Article 11(3) of the Financial Services Act (Investment Advertisements) (Exemptions) Order 1996 (as amended), or is a person to whom the prospectus may otherwise lawfully be issued or passed on.

                                 LEGAL MATTERS

   The validity of the common stock being offered will be passed upon for us by Latham & Watkins, Menlo Park, California. Wilson, Sonsini Goodrich & Rosati, Palo Alto, California, has acted as counsel for the underwriters in connection with this offering.

                                    EXPERTS

   Our consolidated financial statements as of January 3, 1998 and January 2, 1999 and for each of the three years ended January 2, 1999 included and incorporated by reference in this prospectus have been so included in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

Available Information

   We file annual, quarterly and special reports, as well as registration and proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document filed by us with the Securities and Exchange Commission, including this registration statement on Form S-3 and exhibits, at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Securities and Exchange Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can get further information from the Securities and Exchange Commission's Public Reference Room by calling 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website at http://www.sec.gov which contains our reports, registration statements and other information regarding registrants like us that file electronically with the Securities and Exchange Commission.

   This prospectus is part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission under the Securities Act of 1933 with respect to this offering of common stock. As permitted by the Securities and Exchange Commission, this prospectus, which constitutes part of the registration statement on Form S-3, does not contain all of the information in the registration statement filed with the Securities and Exchange Commission. For a fuller understanding of this offering, you can look at the complete registration statement on Form S-3 which may be obtained from the locations described above.

Incorporation by Reference

   The Securities and Exchange Commission allows us to "incorporate by reference" the information we have filed with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to documents we filed with the Securities and Exchange Commission. We incorporate by reference the documents listed below, and all documents subsequently filed by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement. The information we incorporate by reference is part of this prospectus, and any later information that we file with the Securities and Exchange Commission will automatically update and supersede this information.

   The documents we incorporate by reference are:

  1. Our Annual Report on Form 10-K and related 10-K/As for the fiscal year ended January 2, 1999;

  2. Our Quarterly Report on Form 10-Q for the quarter ended April 4, 1999;

  3. Our Quarterly Report on Form 10-Q for the quarter ended July 3, 1999;

  4. Our Proxy Statement for our 1999 Annual Meeting of Stockholders; and

  5. The description of our common stock set forth in our registration statement on Form 8-A filed with the Securities and Exchange Commission on January 11, 1996.

   You can obtain the documents incorporated by reference from us without charge, excluding all exhibits except those that have been specifically incorporated by reference in this prospectus. You may obtain documents incorporated by reference by requesting them in writing or by telephone from ArthroCare Corporation, 595 North Pastoria Avenue, Sunnyvale, California 94086 (telephone 408/736-0224); attention: Investor Relations. Our internet address is www.arthrocare.com.